Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August, 2015

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

ITEM

1.	Individual and Consolidated Interim Financial Information for the Three-Month Period Ended June 30, 2015 Report on Review of Interim Financial Information
2.	2Q15 Earnings release
3.	Board of Directors Minutes
4.	Notice to shareholders

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Individual and Consolidated Interim Financial Information

for the Six-Month Period

Ended June 30, 2015

Report on Review of Interim

Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Interim Financial Information

for the Six-Month Period Ended June 30, 2015

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Ultrapar Participações S.A.

São Paulo—SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (the “Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR) for the three-month period ended June 30, 2015, which comprises the balance sheet as of June 30, 2015 and the related statements of income and comprehensive income for the three and six-month periods then ended and changes in equity and cash flows for the six-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1)—Interim Financial Information and international standard IAS 34—Interim Financial Reporting, issued by the International Accounting Standards Board—IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the interim financial information referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2015, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards—IFRSs, which do not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 5, 2015

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of June 30, 2015 and December 31, 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Current assets
Cash and cash equivalents	4	417,433	119,227	2,055,011	2,827,369
Financial investments	4	96,700	67,864	1,203,688	1,441,813
Trade receivables, net	5	—	—	2,863,587	2,604,101
Inventories, net	6	—	—	2,367,869	1,925,002
Recoverable taxes, net	7	28,717	30,713	635,872	593,462
Dividends receivable		2	448,233	—	—
Other receivables		44,917	15,881	87,647	43,342
Prepaid expenses, net	10	—	39	104,562	67,268

Total current assets		587,769	681,957	9,318,236	9,502,357
Non-current assets
Financial investments	4	—	—	225,961	130,940
Trade receivables, net	5	—	—	145,281	143,806
Related parties	8.a	779,133	806,456	490	10,858
Deferred income and social contribution taxes	9.a	14,391	1,479	514,723	462,573
Recoverable taxes, net	7	19,629	23,122	55,974	75,404
Escrow deposits	23	148	148	719,769	696,835
Other receivables		—	—	8,148	5,832
Prepaid expenses, net	10	—	—	125,123	131,228

		813,301	831,205	1,795,469	1,657,476
Investments
In subsidiaries	11.a	7,380,666	7,099,524	—	—
In joint-ventures	11.a;11.b	31,758	24,076	71,636	54,508
In associates	11.c	—	—	25,257	13,143
Other		—	—	2,814	2,814
Property, plant, and equipment, net	12	—	—	5,161,471	5,091,971
Intangible assets, net	13	246,163	246,163	3,166,781	3,158,113

		7,658,587	7,369,763	8,427,959	8,320,549
Total non-current assets		8,471,888	8,200,968	10,223,428	9,978,025

Total assets		9,059,657	8,882,925	19,541,664	19,480,382

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of June 30, 2015 and December 31, 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Current liabilities
Loans	14	—	—	1,957,670	2,554,730
Debentures	14.g	30,581	874,312	42,675	884,900
Finance leases	14.i	—	—	2,434	2,734
Trade payables	15	111	536	958,271	1,279,502
Salaries and related charges	16	194	158	297,945	294,579
Taxes payable	17	128	110	153,004	138,835
Dividends payable	20.g	14,481	213,301	17,431	218,375
Income and social contribution taxes payable		—	—	136,067	134,399
Post-employment benefits	24.b	—	—	10,995	11,419
Provision for asset retirement obligation	18	—	—	5,104	4,598
Provision for tax, civil, and labor risks	23.a	—	—	64,693	64,169
Other payables		213	236	71,383	80,392
Deferred revenue	19	—	—	22,082	23,450

Total current liabilities		45,708	1,088,653	3,739,754	5,692,082
Non-current liabilities
Loans	14	—	—	4,222,349	3,489,586
Debentures	14.g	799,395	—	2,198,512	1,398,952
Finance leases	14.i	—	—	44,611	44,310
Related parties	8.a	1,345	—	4,372	4,372
Subscription warrants – indemnification	3.a	129,710	92,072	129,710	92,072
Deferred income and social contribution taxes	9.a	—	—	184,255	152,847
Provision for tax, civil, and labor risks	23.a	4,211	4,201	644,965	623,272
Post-employment benefits	24.b	—	—	116,666	108,372
Provision for asset retirement obligation	18	—	—	68,349	66,204
Other payables		—	—	73,880	74,009
Deferred revenue	19	—	—	8,561	7,709

Total non-current liabilities		934,661	96,273	7,696,230	6,061,705
Shareholders’ equity
Share capital	20.a	3,838,686	3,838,686	3,838,686	3,838,686
Capital reserve	20.c	546,607	547,462	546,607	547,462
Revaluation reserve	20.d	5,716	5,848	5,716	5,848
Profit reserves	20.e	3,169,704	3,169,704	3,169,704	3,169,704
Treasury shares	20.b	(270,413)	(103,018)	(270,413)	(103,018)
Additional dividends to the minimum mandatory dividends	20.g	—	188,976	—	188,976
Retained earnings		713,552	—	713,552	—
Valuation adjustments	2.c;2.o; 20.f	6,233	7,149	6,233	7,149
Cumulative translation adjustments	2.c;2.r; 20.f	69,203	43,192	69,203	43,192

Shareholders’ equity attributable to:
Shareholders of the Company		8,079,288	7,697,999	8,079,288	7,697,999
Non-controlling interests in subsidiaries		—	—	26,392	28,596

Total shareholders’ equity		8,079,288	7,697,999	8,105,680	7,726,595

Total liabilities and shareholders’ equity		9,059,657	8,882,925	19,541,664	19,480,382

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the six-month period ended June 30, 2015 and 2014

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	01/01/2015 to 06/30/2015	01/01/2014 to 06/30/2014	01/01/2015 to 06/30/2015	01/01/2014 to 06/30/2014
Net revenue from sales and services	25	—	—	35,914,319	32,614,097
Cost of products and services sold	26	—	—	(32,789,552)	(30,042,257)

Gross profit		—	—	3,124,767	2,571,840
Operating income (expenses)
Selling and marketing	26	—	—	(1,197,827)	(1,027,623)
General and administrative	26	(9)	(27,112)	(597,585)	(564,660)
Gain on disposal of property, plant and equipment and intangibles	28	—	—	24,631	6,692
Other operating income, net	27	29,784	7,753	256	41,568

Operating income before financial income (expenses) and share of profit of subsidiaries,joint ventures and associates		29,775	(19,359)	1,354,242	1,027,817
Financial income	29	83,979	59,901	203,160	171,254
Financial expenses	29	(89,374)	(44,398)	(511,570)	(384,597)
Share of profit (loss) of subsidiaries, joint ventures and associates	11	697,369	548,956	528	(5,635)

Income before income and social contribution taxes		721,749	545,100	1,046,360	808,839

Income and social contribution taxes
Current	9.b	(21,230)	—	(384,793)	(306,608)
Deferred	9.b	12,913	888	18,794	15,499
Tax incentives	9.b;9.c	—	—	37,322	32,955

		(8,317)	888	(328,677)	(258,154)
Net income for the period		713,432	545,988	717,683	550,685

Net income for the period attributable to:
Shareholders of the Company		713,432	545,988	713,432	545,988
Non-controlling interests in subsidiaries		—	—	4,251	4,697
Earnings per share (based on weighted average number of shares outstanding) — R$
Basic	30	1.3086	1.0025	1.3086	1.0025
Diluted	30	1.2982	0.9952	1.2982	0.9952

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the three-month period ended June 30, 2015 and 2014

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	04/01/2015 to 06/30/2015	04/01/2014 to 06/30/2014	04/01/2015 to 06/30/2015	04/01/2014 to 06/30/2014
Net revenue from sales and services	25	—	—	18,510,679	16,667,233
Cost of products and services sold	26	—	—	(16,968,005)	(15,367,386)

Gross profit		—	—	1,542,674	1,299,847
Operating income (expenses)
Selling and marketing	26	—	—	(613,623)	(522,787)
General and administrative	26	2	(7,836)	(309,593)	(260,760)
Gain on disposal of property, plant and equipment and intangibles	28	—	—	2,371	(336)
Other operating income, net	27	29,784	7,753	(21,202)	21,554

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		29,786	(83)	600,627	537,518
Financial income	29	44,585	29,905	99,702	80,828
Financial expenses	29	(27,343)	(13,715)	(226,869)	(179,402)
Share of profit (loss) of subsidiaries, joint ventures and associates	11	297,549	288,471	3,444	(3,068)

Income before income and social contribution taxes		344,577	304,578	476,904	435,876

Income and social contribution taxes
Current	9.b	(16,649)	—	(223,869)	(153,733)
Deferred	9.b	633	(5,513)	56,376	(316)
Tax incentives	9.b;9.c	—	—	21,660	19,583

		(16,016)	(5,513)	(145,833)	(134,466)
Net income for the period		328,561	299,065	331,071	301,410

Net income for the period attributable to:
Shareholders of the Company		328,561	299,065	328,561	299,065
Non-controlling interests in subsidiaries		—	—	2,510	2,345
Earnings per share (based on weighted average number of shares outstanding) — R$
Basic	30	0.6037	0.5475	0.6037	0.5475
Diluted	30	0.5987	0.5436	0.5987	0.5436

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the six-month period ended June 30, 2015 and 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	01/01/2015 to 06/30/2015	01/01/2014 to 06/30/2014	01/01/2015 to 06/30/2015	01/01/2014 to 06/30/2014
Net income for the period attributable to shareholders of the Company		713,432	545,988	713,432	545,988
Net income for the period attributable to non-controlling interests in subsidiaries		—	—	4,251	4,697

Net income for the period		713,432	545,988	717,683	550,685

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of available for sale financial instruments	2.c;20.f	(916)	(17)	(916)	(17)
Cumulative translation adjustments, net of hedge of net investments in foreign operations	2.c;2.r;20.f	26,011	13,856	26,011	13,856

Total comprehensive income for the period		738,527	559,827	742,778	564,524

Total comprehensive income for the period attributable to shareholders of the Company		738,527	559,827	738,527	559,827
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		—	—	4,251	4,697

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended June 30, 2015 and 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	04/01/2015 to 06/30/2015	04/01/2014 to 06/30/2014	04/01/2015 to 06/30/2015	04/01/2014 to 06/30/2014
Net income for the period attributable to shareholders of the Company		328,561	299,065	328,561	299,065
Net income for the period attributable to non-controlling interests in subsidiaries		—	—	2,510	2,345

Net income for the period		328,561	299,065	331,071	301,410

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of available for sale financial instruments	2.c;20.f	(14,138)	(65)	(14,138)	(65)
Cumulative translation adjustments, net of hedge of net investments in foreign operations	2.c;2.r;20.f	(25,645)	7,636	(25,645)	7,636

Total comprehensive income for the period		288,778	306,636	291,288	308,981

Total comprehensive income for the period attributable to shareholders of the Company		288,778	306,636	288,778	306,636
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		—	—	2,510	2,345

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the six-month period ended June 30, 2015 and 2014

(In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity atributable to:
	Note	Share capital	Capital reserve	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2013		3,696,773	20,246	6,107	335,099	1,038,467	1,333,066	5,428	38,076	—	(114,885)	161,584	6,519,961	26,925	6,546,886
Net income for the period		—	—	—	—	—	—	—	—	545,988	—	—	545,988	4,697	550,685
Other comprehensive income:
Fair value adjustments of available for sale financial instruments	2.c; 20.f	—	—	—	—	—	—	(17)	—	—	—	—	(17)	—	(17)
Currency translation of foreign subsidiaries	2.c; 2.r; 20.f	—	—	—	—	—	—	—	13,856	—	—	—	13,856	—	13,856

Total comprehensive income for the period		—	—	—	—	—	—	(17)	13,856	545,988	—	—	559,827	4,697	564,524
Increase in share capital	3.a; 20.a	141,913	—	—	—	—	—	—	—	—	—	—	141,913	—	141,913
Capital surplus on subscription of shares	3.a; 20.c	—	498,812	—	—	—	—	—	—	—	—	—	498,812	—	498,812
Share issue costs	3.a; 20.c	—	(2,260)	—	—	—	—	—	—	—	—	—	(2,260)	—	(2,260)
Sale of treasury shares		—	9,289	—	—	—	—	—	—	—	3,364	—	12,653	—	12,653
Realization of revaluation reserve of subsidiaries	20.d	—	—	(129)	—	—	—	—	—	129	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	—	—	—	—	—	—	—	—	(20)	—	—	(20)	—	(20)
Dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(5,238)	(5,238)
Approval of additional dividends by the Shareholders’ Meeting	20.g	—	—	—	—	—	—	—	—	—	—	(161,584)	(161,584)	—	(161,584)

Balance as of June 30, 2014		3,838,686	526,087	5,978	335,099	1,038,467	1,333,066	5,411	51,932	546,097	(111,521)	—	7,569,302	26,384	7,595,686

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the six-month period ended June 30, 2015 and 2014

(In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity atributable to:
	Note	Share capital	Capital reserve	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2014		3,838,686	547,462	5,848	397,177	1,439,461	1,333,066	7,149	43,192	—	(103,018)	188,976	7,697,999	28,596	7,726,595
Net income for the period		—	—	—	—	—	—	—	—	713,432	—	—	713,432	4,251	717,683
Other comprehensive income:
Fair value adjustments of available for sale financial instruments	2.c; 20.f	—	—	—	—	—	—	(916)	—	—	—	—	(916)	—	(916)
Currency translation of foreign subsidiaries hedge of net investments in foreign operation	2.c; 2.r; 20.f	—	—	—	—	—	—	—	26,011	—	—	—	26,011	—	26,011

Total comprehensive income for the period		—	—	—	—	—	—	(916)	26,011	713,432	—	—	738,527	4,251	742,778
Acquisition of own shares to held in treasury	20.b	—	(855)	—	—	—	—	—	—	—	(167,395)	—	(168,250)	—	(168,250)
Realization of revaluation reserve of subsidiaries	20.d	—	—	(132)	—	—	—	—	—	132	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	—	—	—	—	—	—	—	—	(12)	—	—	(12)	—	(12)
Dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(6,455)	(6,455)
Approval of additional dividends by the Shareholders’ Meeting	20.g	—	—	—	—	—	—	—	—	—	—	(188,976)	(188,976)	—	(188,976)

Balance as of June 30, 2015		3,838,686	546,607	5,716	397,177	1,439,461	1,333,066	6,233	69,203	713,552	(270,413)	—	8,079,288	26,392	8,105,680

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the six-month period ended June 30, 2015 and 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Cash flows from operating activities
Net income for the period		713,432	545,988	717,683	550,685
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	11	(697,369)	(548,956)	(528)	5,635
Depreciation and amortization	12;13	—	—	477,573	430,692
PIS and COFINS credits on depreciation	12;13	—	—	6,546	6,221
Asset retirement obligation	18	—	—	(1,973)	(1,917)
Interest, monetary, and foreign exchange rate variations		91,218	47,582	713,995	286,132
Deferred income and social contribution taxes	9.b	(12,913)	(888)	(18,794)	(15,499)
Gain on disposal of property, plant and equipment and intangibles	28	—	—	(24,631)	(6,692)
Others		—	—	2,028	1,927
Dividends received from subsidiaries and joint-ventures		881,860	678,322	903	1,539
(Increase) decrease in current assets
Trade receivables	5	—	—	(259,486)	18,523
Inventories	6	—	—	(440,537)	(221,678)
Recoverable taxes	7	1,996	2,621	(42,410)	(34,746)
Other receivables		(29,036)	452	(44,305)	(24,326)
Prepaid expenses	10	39	1,907	(37,294)	(9,893)
Increase (decrease) in current liabilities
Trade payables	15	(425)	(1,114)	(321,231)	(212,196)
Salaries and related charges	16	36	17	3,366	(73,330)
Taxes payable	17	18	(11)	14,169	(1,632)
Income and social contribution taxes		—	—	245,838	185,335
Provision for tax, civil, and labor risks	23.a	—	—	524	(3,760)
Other payables		(23)	(32)	(10,981)	(49,390)
Deferred revenue	19	—	—	(1,368)	197
(Increase) decrease in non-current assets
Trade receivables	5	—	—	(1,475)	(3,961)
Recoverable taxes	7	3,493	(13,283)	19,430	(15,578)
Escrow deposits		—	—	(22,934)	(55,246)
Other receivables		—	—	(2,316)	(1,505)
Prepaid expenses	10	—	—	6,104	4,189
Increase (decrease) in non-current liabilities
Post-employment benefits	24.b	—	—	7,864	7,627
Provision for tax, civil, and labor risks	23.a	10	8	21,693	31,089
Other payables		—	—	(129)	1,734
Deferred revenue	19	—	—	852	(776)
Income and social contribution taxes paid		—	(559)	(244,169)	(212,329)

Net cash provided by (used in) operating activities		952,336	712,054	764,007	587,071

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the six-month period ended June 30, 2015 and 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Cash flows from investing activities
Financial investments, net of redemptions		25,535	(46,024)	143,103	109,486
Cash and cash equivalents – Extrafama acquisition	3.a	—	—	—	9,123
Acquisition of property, plant, and equipment	12	—	—	(295,278)	(263,402)
Acquisition of intangible assets	13	—	—	(236,195)	(155,523)
Capital increase in subsidiaries	11.a	—	(236,100)	—	—
Capital increase in joint ventures	11.b	—	—	(20,100)	(13,500)
Proceeds from disposal of property, plant and equipment and intangibles	28	—	—	51,334	30,830

Net cash provided by (used in) investing activities		25,535	(282,124)	(357,136)	(282,986)

Cash flows from financing activities
Loans and debentures
Borrowings	14	799,042	—	1,445,207	1,071,672
Repayments	14	(800,000)	—	(1,482,267)	(524,751)
Interest paid	14	(96,683)	(75,489)	(585,912)	(465,356)
Payment of financial lease	14.i	—	—	(2,734)	(2,718)
Dividends paid		(387,796)	(387,944)	(396,347)	(394,819)
Acquisition of non-controlling interests of subsidiaries		—	—	(9)	—
Acquisition of own shares to held in treasury	20.b	(168,250)	—	(168,250)	—
Sale of treasury shares		—	12,653	—	—
Share issue costs	20.c	—	(2,260)	—	(2,260)
Related parties		(25,978)	(1,965)	—	(2)

Net cash used in financing activities		(679,665)	(455,005)	(1,190,312)	(318,234)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		—	—	11,083	(143)

Increase (decrease) in cash and cash equivalents		298,206	(25,075)	(772,358)	(14,292)

Cash and cash equivalents at the beginning of the period	4	119,227	110,278	2,827,369	2,276,069
Cash and cash equivalents at the end of the period	4	417,433	85,203	2,055,011	2,261,777
Additional information—transactions that do not affect cash and cash equivalents:
Extrafarma acquisition — capital increase and subscription warrants	3.a	—	749,289	—	749,289
Extrafarma acquisition — gross debt assumed on the closing date	3.a	—	—	—	207,911

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the six-month period ended June 30, 2015 and 2014

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	06/30/2015%		06/30/2014%		06/30/2015%		06/30/2014%
Revenue
Gross revenue from sales and services, except rents and royalties	25	—		—		36,962,021		33,493,087
Rebates, discounts, and returns	25	—		—		(167,886)		(156,564)
Allowance for doubtful accounts—Reversal (allowance)		—		—		(13,718)		(2,185)
Gain on disposal of property, plant and equipment and intangibles and other revenues	28	29,784		—		54,415		6,692

		29,784		—		36,834,832		33,341,030
Materials purchased from third parties
Raw materials used		—		—		(1,936,887)		(1,788,674)
Cost of goods, products, and services sold		—		—		(30,834,900)		(28,134,057)
Third-party materials, energy, services, and others		(9,562)		(24,666)		(1,028,779)		(897,193)
Reversal of impairment losses		12,381		7,753		(3,379)		(691)

		2,819		(16,913)		(33,803,945)		(30,820,605)
Gross value added		32,603		(16,913)		3,030,887		2,520,425

Deductions
Depreciation and amortization	12;13	—		—		(477,573)		(430,692)
PIS and COFINS credits on depreciation	12;13	—		—		(6,546)		(6,221)

		—		—		(484,119)		(436,913)
Net value added by the Company		32,603		(16,913)		2,546,768		2,083,512

Value added received in transfer
Share of profit of subsidiaries, joint-ventures, and associates	11	697,369		548,956		528		(5,635)
Dividends and interest on equity at cost		5		—		—		—
Rents and royalties	25	—		—		56,117		48,851
Financial income	29	83,979		59,901		203,160		171,254

		781,353		608,857		259,805		214,470
Total value added available for distribution		813,956		591,944		2,806,573		2,297,982

Distribution of value added
Labor and benefits		2,386	—	2,046	—	786,634	27	684,007	30
Taxes, fees, and contributions		6,632	1	(1,911)	—	721,043	26	616,123	27
Financial expenses and rents		91,506	11	45,821	8	581,213	21	447,167	19
Retained earnings		713,432	88	545,988	92	717,683	26	550,685	24

Value added distributed		813,956	100	591,944	100	2,806,573	100	2,297,982	100

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A—ANALYSIS OF CONSOLIDATED EARNINGS

Second Quarter 2015

(1)	Selected financial information:

(R$ million)	2Q15	2Q14	1Q15	Variation	Variation	1H15	1H14	Variation
				2Q15 X 2Q14	2Q15 X 1Q15			1H15 X 1H14
Net revenue from sales and services	18,510.7	16,667.2	17,403.6	11%	6%	35,914.3	32,614.1	10%
Cost of products and services sold	(16,968.0)	(15,367.4)	(15,821.5)	10%	7%	(32,789.6)	(30,042.3)	9%
Gross profit	1,542.7	1,299.8	1,582.1	19%	-2%	3,124.8	2,571.8	21%
Selling, marketing, general and administrative expenses	(923.2)	(783.5)	(872.2)	18%	6%	(1,795.4)	(1,592.3)	13%
Other operating income, net	(21.2)	21.6	21.5	-198%	-199%	0.3	41.6	-99%
Gain on disposal of property, plant and equipment and intangibles	2.4	(0.3)	22.3	-806%	-89%	24.6	6.7	268%
Operating income	600.6	537.5	753.6	12%	-20%	1,354.2	1,027.8	32%
Financial expenses, net	(127.2)	(98.6)	(181.2)	29%	-30%	(308.4)	(213.3)	45%
Share of profit of joint ventures and associates	3.4	(3.1)	(2.9)	-212%	-218%	0.5	(5.6)	109%
Income before income and social contribution taxes	476.9	435.9	569.5	9%	-16%	1,046.4	808.8	29%
Income and social contribution taxes – current and deferred	(167.5)	(154.0)	(198.5)	9%	-16%	(366.0)	(291.1)	26%
Income and social contribution taxes – tax incentives	21.7	19.6	15.7	11%	38%	37.3	33.0	13%
Net income	331.1	301.4	386.6	10%	-14%	717.7	550.7	30%
Net income attributable to Ultrapar	328.6	299.1	384.9	10%	-15%	713.4	546.0	31%
Net income attributable to non-controlling interests in subsidiaries	2.5	2.3	1.7	7%	44%	4.3	4.7	-10%
EBITDA (*)	845.8	750.9	986.6	13%	-14%	1,832.3	1,452.9	26%
Volume – LPG sales – thousand tons	430.1	428.4	403.3	0%	7%	833.3	820.4	2%
Volume – Fuels sales – thousand of cubic meters	6,432.7	6,292.2	6,129.9	2%	5%	12,562.6	12,359.7	2%
Volume – Chemicals sales – thousand tons	192.6	190.3	175.1	1%	10%	367.7	381.2	-4%

(*)	For further information on EBITDA, see note (1) on page 19.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

The financial information presented in this document has been prepared based on the interim financial information for the three-month period ended June 30, 2015, prepared in accordance with IAS 34 issued by the IASB, and in accordance with CPC 21 (R1), and presented in accordance with standards established by CVM. The financial information of Ultrapar corresponds to the company’s consolidated information. The financial information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

In September 2013, Ultrapar entered into an association agreement with Extrafarma. The transaction was closed on January 31, 2014 upon the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated in Ultrapar’s financial statements as from February 1, 2014. Consequently, Ultrapar’s financial statements for the periods prior to February 1, 2014 do not include Extrafarma’s results and its operational data included in this release refer, for 1H14, exclusively to the months of February to June 2014. As a consequence of the closing of the transaction, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, which corresponded to R$ 141.9 million of capital increase and R$ 498.8 million of increase in capital reserve, totaling an increase in equity of R$ 640.7 million. In addition, Ultrapar issued subscription warrants that, if exercised, would result in an issuance of up to 4,007,031 shares in the future, of which 801,409 shares related to subscription warrants—working capital and 3,205,622 shares related to subscription warrants—indemnification. On June 30, 2014, upon evaluation of working capital and net debt adjustments, it was assessed that the subscription warrants—working capital would not be exercised in favor of Extrafarma’s previous shareholders. Thus, the company fully reversed the provision for the issue of 801,409 shares related to subscription warrants—working capital, which on the closing date totaled R$ 42.1 million. Additionally, it was verified that Ultrapar has R$ 26.0 million in receivables due to the final working capital and net indebtedness adjustment, registered under “other accounts receivable” in current assets. On June 22, 2015, the agreement related to the final adjustment of working capital and net indebtedness of the transaction was executed by and between the parties. Ultrapar recognized in 2Q15 income statement, under “Other operating results”, an of amounting R$ 13.8 million related to the difference between the final working capital and net indebtedness adjustment and the amount of R$ 12.2 million previously registered in “other accounts receivables” on December 31, 2014. The number of shares of subscription warrants—indemnification may be exercised from 2020 and it is adjusted according to the variations of provisions for tax, civil and labor risks and contingent liabilities related to the period beginning before January 31, 2014. The value of the transaction was R$ 719.9 million. For further information, see Note 3a and Note 22 to the Financial Statements for the year ended December 31, 2014.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

(2)	Performance Analysis:

Ultrapar

Net revenue from sales and services: Ultrapar’s consolidated net revenue from sales and services in 2Q15 increased by 11% compared to 2Q14, reaching R$ 18,511 million, due to the revenues growth in Ipiranga, Oxiteno, Ultragaz and Extrafarma. Compared with 1Q15, net revenue from sales and services increased by 6%, mainly due to the seasonality between periods. In 1H15, Ultrapar’s net revenue sales and services increased by 10% compared with 1H14, totaling R$ 35,914 million.

Cost of products and services sold: In 2Q15, Ultrapar’s cost of products and services sold increased by 10% compared to 2Q14, totaling R$ 16,968 million, due to the increased cost of products and services sold in Ipiranga, Oxiteno, Ultragaz and Extrafarma. Compared with 1Q15, Ultrapar’s cost of products and services sold increased by 7%, due to the increased cost of products and services sold in all businesses. In 1H15, Ultrapar’s cost of products and services sold increased by 9% compared with 1H14, totaling R$ 32,790 million.

Gross profit: Ultrapar’s gross profit amounted to R$ 1,543 million in 2Q15, up 19% over 2Q14, as a consequence of the growth in the gross profit in Ipiranga, Oxiteno, Ultragaz and Extrafarma. Compared with 1Q15, Ultrapar’s gross profit decreased by 2%, mainly due to the expenses related to the fire in Ultracargo’s terminal, in Santos. In 1H15, Ultrapar’s Ultrapar’s gross profit increased by 21% compared with 1H14, totaling R$ 3,125 million.

Selling, marketing, general and administrative expenses: Ultrapar’s selling, marketing, general and administrative expenses totaled R$ 923 million in 2Q15, an increase of 18% over 2Q14, due to the effects of inflation, the expansion of Ipiranga’s network, the concentration of advertising and marketing expenses due to Ultragaz brand relaunch campaign and the inclusion of expenses for the structuring for a more accelerated growth at Extrafarma, including the beginning of the operation of the new distribution center of Ceará. Compared with 1Q15, Ultrapar’s selling, marketing, general and administrative expenses increased by 6%. In 1H15, Ultrapar’s selling, marketing, general and administrative expenses increased by 13% compared with 1H14, totaling R$ 1,795 million.

Other operating results, net: In 2Q15, “Other operating results, net” amounted to a net expense of R$ 21 million compared to a net income of R$ 22 million in 2Q14 and R$ 21 million in 1Q15, mainly due to expenses related to the fire at Ultracargo’s terminal in Santos, with an impact of R$ 75 million, partially offset by non-recurring gains of (i) R$ 14 million, in connection with the Extrafarma transaction, related to the difference between the final adjustment of working capital and net indebtedness and the amount previously registered on December 31, 2014 and (ii) R$ 16 million related to a lawsuit for the use of trademark decided favorably to Ultrapar.

Depreciation and amortization: Total depreciation and amortization costs and expenses in 2Q15 amounted to R$ 242 million, a 12% increase over 2Q14, as a result of investments made during the last 12 months, especially in the expansion of Ipiranga’s service station network and related logistics infrastructure. Compared to 1Q15, total depreciation and amortization costs and expenses increased 2%. In 1H15, total depreciation and amortization costs and expenses amounted to R$ 478 million, 11% higher than in1H14.

Operating income: Ultrapar’s operating income amounted to R$ 601 million in 2Q15, up 12% over 2Q14, as a result of the increase in the operating income of Ipiranga and Oxiteno. Compared with 1Q15, Ultrapar’s operating income decreased by 20%, mainly due to the lower share observed in Ipiranga and Ultracargo. In 1H15, Ultrapar’s operating income amounted to R$ 1,354 million, 32% higher than in 1H14.

Financial result: Ultrapar’s net debt at the end of June 2015 was R$ 5.0 billion (1.4 times LTM EBITDA), compared to R$ 4.1 billion in June 2014 (1.3 times LTM EBITDA). In 2Q15, Ultrapar reported net financial expense of R$ 127 million, R$ 29 million above the net financial expense in 2Q14, mainly as a result of (i) higher interest rates and (ii) increased net debt, in line with the growth of the company. Compared to 1Q15, net financial expense decreased R$ 54 million, mainly as a result of foreign exchange rate effects in 1Q15. In 1H15, Ultrapar reported net financial expense of R$ 308 million, R$ 95 million higher than the net financial expense in 1H14.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Income and social contribution taxes / Tax incentives: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 146 million in 2Q15, compared with expenses of R$ 135 million in 2Q14, an increase of 8%, mainly as a result of the increase on pre-tax profit. Compared to 1Q15, income tax and social contribution expenses, net of benefit of tax holidays decreased by 20% mainly as a result of the reduction on pre-tax profit. In 1H15, Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 329 million, R$ 71 million higher than in 1H14.

Net income: Net income in 2Q15 amounted to R$ 331 million, up 10% over 2Q14, mainly due to the EBITDA growth between periods. Compared to 1Q15, net income decreased by 14%. In 1H15, Ultrapar reported net income of R$ 718 million, 30% above that in 1H14.

EBITDA: In a period of deceleration of economic indicators, Ultrapar’s consolidated EBITDA totaled R$ 846 million in 2Q15, up 13% over 2Q14, mainly due to the EBITDA growth in Ipiranga and Oxiteno, partially offset by the decrease in Ultracargo’s EBITDA resulting from the fire accident occurred in Santos. Additionally, in 2Q15, the company recorded non-recurring gains of (i) R$ 14 million, in connection with the Extrafarma transaction, related to the difference between the final adjustment of working capital and net indebtedness and the amount previously registered on December 31, 2014 and (ii) R$ 16 million related to a lawsuit for the use of trademark decided favorably to Ultrapar. Excluding expenses related to the fire in Santos and the non-recurring gains mentioned above, Ultrapar’s EBITDA would have grown 19% compared to 2Q14. Compared to 1Q15, the EBITDA decreased 14%, mainly due to the movements in the domestic and foreign market of fuels which created opportunities to import products and temporary benefits of inventory gains for Ipiranga in 1Q15. In 1H15, Ultrapar’s EBITDA totaled R$ 1,832 million, up 26% compared to 1H14.

R$ million	2Q15	2Q14	1Q15	Variation	Variation	1H15	1H14	Variation
				2Q15 X 2Q14	2Q15 X 1Q15			1H15 X 1H14
Ultrapar	845.8	750.9	986.6	13%	-14%	1,832.3	1,452.9	26%
Ipiranga	575.7	521.2	714.5	10%	-19%	1,290.2	1,019.8	27%
Oxiteno	203.0	98.5	144.6	106%	40%	347.6	207.2	68%
Ultragaz	72.8	73.4	72.3	-1%	1%	145.1	134.4	8%
Ultracargo	(48.8)	43.3	47.7	-213%	-202%	(1.1)	84.6	-101%
Extrafarma	8.9	14.3	5.1	-38%	75%	14.1	24.8	-43%

(1)	The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, in accordance with ICVM 527/12. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, and because a portion of our employee profit sharing plan is linked directly or indirectly to EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in Note 14 to our consolidated financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income and social contribution taxes and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS, and it should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expense (income), income and social contribution taxes and depreciation and amortization.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The reconciliation of the EBITDA to the net income of the period is presented below:

R$ million	2Q15	2Q14	1Q15	1H15	1H14
Net income	331.1	301.4	386.6	717.7	550.7
(+) Income tax and social contribution	145.8	134.5	182.8	328.7	258.2
(+) Net financial expenses	127.2	98.6	181.2	308.4	213.3
(+) Depreciation and amortization	241.7	216.4	235.9	477.6	430.7
EBITDA	845.8	750.9	986.6	1,832.3	1,452.9

The performance analysis for each segment is presented below:

Ipiranga

Operational performance: Ipiranga’s sales volume totaled 6,433 thousand cubic meters in 2Q15, 2% above 2Q14 volume. Sales volume of fuels for light vehicles (Otto cycle) increased by 6%, driven by the growth in the vehicle fleet, the investments made to expand Ipiranga’s network and the increase in ethanol sales. The volume of diesel decreased by 1% as compared to 2Q14 due to the weak performance of the economy. Compared to 1Q15, sales volume increased by 5%, mainly due to seasonality between periods. In 1H15, Ipiranga accumulated sales volume of 12,563 thousand cubic meters, up 2% over 1H14.

Net revenue from sales and services: Ipiranga’s net revenue from sales and services reached R$ 15,975 million in 2Q15, up 10% over 2Q14, mainly as a result of (i) the rise in gasoline and diesel costs in the refineries in November 2014 and February 2015, (ii) increased sales volume, (iii) improved sales mix, resulting from investments in the expansion of the service station network, which enabled an increased share of the reseller segment and (iv) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Compared to 1Q15, net revenue from sales and services increased by 6% as a result of a seasonally higher volume and the rise in fuel costs in February 2015. In 1H15, Ipiranga’s net revenue from sales and services amounted to R$ 31,094 million, up 10% over 1H14.

Cost of products sold: Ipiranga’s cost of products sold totaled R$ 15,073 million in 2Q15, up 10% compared to 2Q14, mainly due to the rise in gasoline and diesel costs in the refineries in November 2014 and February 2015 and increased sales volume. As compared to 1Q15, the cost of products sold increased by 7% due to the seasonally higher volumes, partially offset by the temporary inventory gains and import of fuels in 1Q15. In 1H15, Ipiranga’s cost of goods sold totaled R$ 29,170 million, up 9% over 1H14.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Selling, marketing, general and administrative expenses: Ipiranga’s selling, marketing, general and administrative expenses amounted to R$ 502 million in 2Q15, a 10% increase over 2Q14, mainly resulting from (i) increased freight expenses due to the volume growth and the rise in diesel costs, (ii) the expansion of the distribution network and (iii) increased expenses with civil and labor contingencies and (iv) the effects of inflation on expenses. Compared to 1Q15, selling, marketing, general and administrative expenses increased by 1% due to volume growth and the rise in diesel costs, partially offset by lower expenses with advertising and marketing. In 1H15, Ipiranga’s elling, marketing, general and administrative expenses totaled R$ 998 million, up 6% over 1H14.

EBITDA: Ipiranga reported EBITDA of R$ 576 million in 2Q15, an increase of 10% compared to 2Q14, mainly due to increased sales volume, a sales mix with greater share of the reseller segment (sales at service stations), both of them boosted by investments in network expansion, and to the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Compared to 2Q15, EBITDA decreased by 19% mainly due to the temporary inventory gains and import of fuels in 1Q15, partially offset by the seasonally higher sales volume. In 1H15, Ipiranga’s EBITDA totaled R$ 1,290 million, up 27% over 1H14.

Oxiteno

Operational performance: Oxiteno’s sales volume totaled 193 thousand tons in 2Q15, 1% (2 thousand tons) growth as compared to 2Q14. The sales volume of commodities was 54% (12 thousand tons) higher, due to the worse commodity price conditions in the foreign market in 2Q14 and the scheduled stoppage of the Camaçari plant in March of 2015, causing the postponement of sales. Sales volume of specialty chemicals was 6% (10 thousand tons) lower than that in 2Q14 as a result of the increasing worse performance of the Brazilian economy, lower sales to the Argentinean market and the decision to discontinue a line of products for the leather market. Compared to 1Q15, sales volume increased by 10% (17 thousand tons), with a 1% increase in sales of specialty chemicals and a 77% increase in sales of commodities, mainly due to the scheduled stoppage in the Camaçari plant in March 2015. Oxiteno’s sales volume in 1H15 totaled 368 thousand tons, down 4% from 1H14.

Net revenue from sales and services: Oxiteno’s net revenue from sales and services totaled R$ 1,012 million in 2Q15, a 24% increase over 2Q14, due to a 38% weaker Real against the US dollar and increased sales volume, partially offset by the lower international oil prices and, consequently, the petrochemicals prices in general. Compared with 1Q15, net revenue from sales and services increased by 19%, mainly due to the 10% increase in sales volume and the 7% weaker Real. In 1H15, accumulated net sales and services totaled R$ 1,864 million, up 13% over 1H14.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Cost of products sold: Oxiteno’s cost of goods sold in 2Q15 amounted to R$ 683 million, an 8% increase compared to 2Q14, mainly due a 38% weaker Real against the US dollar and higher sales volume, partially offset by lower international oil prices. Compared with 1Q15, cost of products sold increased by 13% due to the 10% increase in sales volume and the 7% weaker Real. In 1H15, Oxiteno’s cost of goods sold totaled R$ 1,286 million, up 1% over 1H14.

Selling, marketing, general and administrative expenses: Oxiteno’s selling, marketing, general and administrative expenses amounted to R$ 163 million in 2Q15, a 39% increase over 2Q14, mainly resulting from (i) increased logistics expenses, mainly as a result of the rise in diesel costs and the effect of a weaker Real, (ii) higher variable compensation, (iii) higher expenses with studies and projects and (iv) the effects of inflation. Compared to 1Q15, selling, marketing, general and administrative expenses increased by 16% due to higher expenses with studies and projects. In 1H15, selling, marketing, general and administrative expenses totaled R$ 303 million, up 23% over 1H14. expenses decreased by 6% mainly due to higher expenses with studies and projects in 4Q14.

EBITDA: Oxiteno reported EBITDA of R$ 203 million in 2Q15, a 106% increase over 2Q14, equivalent to US$ 343/ton, due to the effect of a weaker Real against the US dollar, the decline in international oil prices and increased sales volume. As compared to 1Q15, EBITDA increased by 40%, substantially due to the same factors mentioned in the comparison with 2Q14. In 1H15, Oxiteno’s EBITDA totaled R$ 348 million, up 68% over 1H14.

Ultragaz

Operational performance: In 2Q15, Ultragaz reached sales volume of 430 thousand tons, in line with 2Q14, with the effect of the economic downturn in the bulk segment being offset by commercial initiatives to capture new resellers in the bottled segment and new customers in the segment of small and medium-sized companies. Compared with 1Q15, sales volume increased by 7%, mainly derived from the seasonality between periods. In the six-month period, Ultragaz accumulated sales volume of 833 thousand tons, up 2% over 1H14.

Net revenue from sales and services: Ultragaz’s revenue from sales and services was R$ 1,122 million in 2Q15, an 11% increase over 2Q14, mainly due to commercial initiatives, including improved sales mix, and the rise in the cost of LPG for use in the bulk segment by Petrobras in December 2014. Compared with 1Q15, net revenue from sales and services increased by 8%, mainly due to the sales volume growth. In 1H15, Ultragaz’s net revenue from sales and services amounted to R$ 2,160 million, up 11% over 1H14.

Cost of products sold: Ultragaz’s cost of goods sold totaled R$ 953 million in 2Q15, a 10% increase compared to 2Q14, mainly due to the rise in the cost of LPG for use in the bulk segment by Petrobras in December 2014 and increased freight expenses resulting from the rise in diesel costs. Compared with 1Q15, the cost of goods sold increased by 8%, mainly due to the seasonally higher volume. In 1H15, Ultragaz’s cost of goods sold totaled R$ 1,836 million, up 10% over 1H14.

Selling, marketing, general and administrative expenses: Ultragaz’s selling, marketing, general and administrative expenses totaled R$ 131 million in 2Q15, a 25% increase compared to 2Q14, mainly resulting from (i) higher expenses of advertising and marketing in the Ultragaz brand relaunch campaign, highlighting the attributes of its current strategy focused on convenience and customer service, amounting to R$ 11 million, (ii) the concentration of legal expenses in 2Q15, in the amount of R$ 3 million, and (iii) the effects of inflation on expenses. Compared to 1Q15, selling, marketing, general and administrative expenses increased by 14% due to the same factors mentioned in the comparison with 2Q14. In 1H15, Ultragaz’s selling, marketing, general and administrative expenses totaled R$ 246 million, up 16% over 1H14.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

EBITDA: In 2Q15, Ultragaz’s EBITDA decreased by 1% compared to 2Q14, due to the concentration of expenses in 2Q15, as described above, partially offset by commercial initiatives. Compared to 1Q15, EBITDA increased by 1%, mainly due to the volume growth, partially offset by increased expenses with advertising and marketing. In 1H15, Ultragaz’s EBITDA totaled R$ 145 million, 8% higher than that in 1H14.

Ultracargo

Operational performance: In 2Q15, Ultracargo’s average storage decreased by 16% compared to 2Q14 due to the partial interruption of the Santos terminal as a result of the fire accident occurred in early April, partially offset by the increased handling of fuels and fuel oil for thermoelectric plants. Compared to 1Q15, average storage decreased by 20%. Excluding the operations in Santos, Ultracargo’s other terminals increased average storage in 2Q15 by 2% and 5% compared to 2Q14 and 1Q15, respectively. In the first semester of 2015, Ultracargo’s average storage decreased by 6% compared with 1H14.

Net revenue from sales and services: Ultracargo’s net revenue from sales and services totaled R$ 73 million in 2Q15, reduction of 16% and 21% compared to 2Q14 and 1Q15, due to the lower product handling, result of the partial interruption of the Santos terminal as a result of the fire accident occurred in early April. Excluding the operations in Santos, Ultracargo’s other terminals increased net revenue from sales and services in 2Q15 by 8% and 4% compared to 2Q14 and 1Q15, respectively. In 1H15, Ultracargo’s net sales and services totaled R$ 166 million, down 4% from 1H14.

Cost of services provided: Ultracargo’s cost of services provided in 2Q15 amounted to R$ 35 million, 1% decrease compared to 2Q14, mainly due to lower expenses with port tariffs resulting from lower product handling. Compared to 1Q15, cost of services provided increased by 2%, mainly due to higher personnel expenses, partially offset by lower expenses with port tariffs. In 1H15, Ultracargo’s cost of services provided totaled R$ 70 million, down 1% from 1H14.

Selling, marketing, general and administrative expenses: Ultracargo’s selling, marketing, general and administrative expenses totaled R$ 23 million in 2Q15, a 4% decrease compared to 2Q14, mainly due to non-recurring expenses with projects in 2Q14 and to the end of the amortization of an intangible asset recorded in connection with the acquisition of the Itaqui terminal, in Maranhão. Compared to 1Q15, selling, marketing, general and administrative expenses increased by 7% mainly due to higher personnel expenses. In 1H15, selling, marketing, general and administrative expenses totaled R$ 45 million, down 4% from 1H14.

Other operating results: In 2Q15, “Other operating results” line totaled R$ 74 million, due to expenses related to the fire accident occurred in Santos in April in the total amount of R$ 75 million, concentrated on resources used in firefighting.

EBITDA: Ultracargo’s EBITDA was negative by R$ 49 million in 2Q15, below the amount reported in 2Q14 and 1Q15, mainly due to lower average storage and expenses related to the fire accident in Santos. Excluding Ultracargo’s operations in Santos, Ultracargo’s other terminals reported EBITDA of R$ 26 million, an 8% increase compared to 2Q14 and stable compared to 1QT15. In 1H15, Ultracargo reported negative EBITDA of R$ 1 million, mainly due to the impacts caused by the fire in Santos.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Extrafarma

As highlighted in “Considerations on the financial and operational information”, unless otherwise indicated, Extrafarma information for 1H14 refers to the months from February to June, 2014.

Operational performance: Extrafarma ended 2Q15 with 234 drugstores in the North and Northeast regions of Brazil, an increase of 31 drugstores (15%) compared to the end of 2Q14. By the end of 2Q15, 14% of the drugstores were under 1 year of operation, the same percentage reported in 2Q14. There was an increase of 8 drugstores (4%) compared to 1Q15.

Gross revenues: Extrafarma’s gross revenues totaled R$ 359 million in 2Q15, a 17% increase compared to 2Q14, mainly due to the increase in gross revenues in retail segment resulting from the increased average number of drugstores and the 12% increase in same store sales, due to the maturation of drugstores, and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED). Compared to 1Q15, Extrafarma’s gross revenues increased by 6% due to the annual adjustment in the prices mentioned above. In 1H15, Extrafarma’s gross revenues totaled R$ 697 million, up 40% over 1H14.

Cost of products sold and gross profit: Extrafarma’s cost of goods sold totaled R$ 233 million in 2Q15, up 16% over 2Q14, mainly as a result of increased sales and the annual adjustment in the prices of medicines set by the CMED. In 2Q15, Extrafarma’s gross profit reached R$ 105 million, up 15% over 2Q14, mainly due to the growth in gross revenues in the retail segment. Compared to 1Q15, cost of goods sold and gross profit increased by 5% and 8%, respectively, mainly due to adjustment in the prices of medicines authorized by CMED. In 1H15, Extrafarma’s cost of goods sold totaled R$ 455 million, up 40% over 1H14, while gross profit increased by 36%, amounting R$ 202 million.

Selling, marketing, general and administrative expenses: Extrafarma’s selling, marketing, general and administrative expenses amounted to R$ 103 million in 2Q15, up 26% over 2Q14, mainly due to (i) the 15% increase in the number of drugstores, (ii) the beginning of the operation of the new distribution center of Ceará, (iii) the increases on unit expenses with personnel and (iv) the inclusion of expenses for the structuring for a more accelerated growth. Compared to 1Q15, selling, marketing, general and administrative expenses increased by 6% due to higher personnel expenses, resulting from collective wage increase agreement and the opening of new drugstores. In 1H15, Extrafarma’s selling, marketing, general and administrative expensestotaled R$ 200 million, up 54% over 1H14.

EBITDA: Extrafarma’s EBITDA in 2Q15 amounted to R$ 9 million, a 38% decrease as compared to 2Q14, due to the inclusion of expenses for the structuring for a more accelerated growth, including the start up of the new distribution center of Ceará, the benefits of which shall be produced in the coming years. Compared to 1Q15, the EBITDA increased by 75% due to the seasonality effects between periods. In 1H15, Extrafarma’s EBITDA totaled R$ 14 million, 43% lower than that in 1H14.

We hereby inform that in accordance with the requirements of CVM Resolution 381/03, our independent auditors Deloitte Touche Tohmatsu Auditores Independentes have not performed during these three months of 2015 any service other than the external audit of the financial statements for the year ended on December 31, 2014 and the review of interim financial information of Ultrapar and subsidiaries for the quarter ended on June 30, 2015.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”), is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”), and, as from January 31, 2014, trading of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) – see Note 3.a).

2. Presentation of Interim Financial Information and Summary of Significant Accounting Policies

The Company’s individual and consolidated interim financial information were prepared in accordance with the International Accounting Standards (“IAS”) 34 as issued by the International Accounting Standards Board (“IASB”), and in accordance with CPC 21 (R1)—Interim Financial Reporting issued by the Accounting Pronouncements Committee (“CPC”) and presented in accordance with standards established by the Brazilian Securities and Exchange Commission (“CVM”).

The presentation currency of the Company’s individual and consolidated interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all periods presented in the individual and consolidated interim financial information.

a. Recognition of Income

Revenue is measured at the fair value of the consideration received or receivable, net of sales returns, discounts, and other deductions, if applicable.

Revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. Revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. Revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. Revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. The revenue provided from storage services is recognized through the performance of services. Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

b. Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

c. Financial Assets

In accordance with IAS 32, IAS 39, and International Financial Reporting Standards (“IFRS”) 7 (CPC 38, 39 and 40 (R1)), the financial assets of the Company and its subsidiaries are classified in accordance with the following categories:

•	Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•	Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in cumulative other comprehensive income in the shareholders’ equity portion of the balance sheet. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

•	Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting—fair value hedge: derivative financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•	Hedge accounting—cash flow hedge: derivative financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss in the same line of the income statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

•	Hedge accounting—hedge of net investments in foreign operation: derivative financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d. Trade Receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, and includes all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Notes 5 and 22—Customer Credit Risk).

e. Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f. Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual interim financial information of the parent company.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the individual and consolidated interim financial information (see Note 11).

An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but without exercise control.

A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

g. Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.m and 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

h. Leases

•	Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method based on the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.i).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 23.g).

i. Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•	Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•	Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•	Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were created internally. The Company and its subsidiaries have not recognized other intangible assets that have an indefinite useful life, except for goodwill, the “am/pm” brand and “Extrafarma” brand.

j. Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.Financial Liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, finance leases and hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and transaction costs, net of amortization. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 14.j). Transaction costs incurred and directly attributable to the issue of shares or other equity instruments are recognized in equity and are not amortized.

l. Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the reporting period. The current rates in Brazil are 25% for income tax and 9% for social contribution on net income tax. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

m. Provision for Asset Retirement Obligation – Fuel Tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index—IPCA until the respective tank is removed (see Note 18). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income when they become known.

n. Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on evaluation of the outcomes of the legal proceedings (see Note 23 items a,b,c,d).

o. Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in other comprehensive income and presented in the statement of shareholders’ equity. Past service cost is recognized in the income statement.

p. Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

q. Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the end of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

r. Basis for Translation of Interim Financial Information of Foreign Subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each period and shareholders’ equity is translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in the statement of shareholders’ equity as cumulative translation adjustments and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments, net of the exchange rate effect of hedge of net investments, as of June 30, 2015 was a gain of R$69,203 (gain of R$43,192 as of December 31, 2014).

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location

Oxiteno México S.A. de C.V.	Mexican Peso	Mexico

Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico

Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico

Oxiteno USA LLC	U.S. Dollar	United States

Oxiteno Andina, C.A.	Bolivar	Venezuela

Oxiteno Uruguay S.A.	U.S. Dollar	Uruguay

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its sales, purchases of goods, and financing activities are performed substantially in this currency.

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) were adjusted by the Venezuelan Consumer Price Index.

On February 10, 2015, the Venezuelan Central Bank issued Foreign Exchange Regulation No. 33 altering the Venezuelan foreign exchange markets and regulating the legal types recognized of exchange rates:

a) Oficial: Bolivar (“VEF”) is traded at an exchange rate of 6.30 VEF/US$. This rate is applied to importation of essential goods (medicines and food) channeled through CENCOEX—Centro Nacional de Comercio Exterior en Venezuela;

b) SICAD—Sistema Complementario de Administración de Divisas: Bolivar is traded at exchange rate of 12.80 VEF/US$, last quotation of June 23, 2015. As the Foreign Exchange Regulation No. 25, only some transactions are allowed, for example, imports of goods, payment of dividends, among other operations.

c) SICAD-II—this foreign exchange market was eliminated with Foreign Exchange Regulation No. 33. The last quotation was 52.1013 VEF/US$; and

d) SIMADI—Sistema Marginal de Divisas: Bolivar is traded at variable exchange rate of approximately 198 VEF/US$ on June 30, 2015. This rate is applied to through of the bank market, retail market and securities market.

For the consolidation of the Oxiteno Andina in the Company, the amounts in Bolivar have been translated to the U.S. dollar at the exchange rate of SICAD and subsequently translated into Brazilian Reais using the official exchange rate published by the Central Bank of Brazil. In management’s judgment, the use of SICAD is the most suitable for conversion, since the exchange rate is the most likely rate for the payment of dividends.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income for the six-month period ended June 30, 2015 amounted to R$1,750 (R$2,736 loss for the six-month period ended June 30, 2014).

s. Use of Estimates, Assumptions and Judgments

The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company’s and subsidiaries’ management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 2.c, 2.k, 4, 14 and 22), the determination of the allowance for doubtful accounts (Notes 2.d, 5 and 22), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred income taxes amounts (Notes 2.l and 9), the determination of control in subsidiaries (Notes 2.f, 2.r, 3 and 11.a), the determination of joint control in joint venture (Notes 2.f, 11.a and 11.b), the determination of significant influence in associates (Notes 2.f and 11.c), the useful lives of property, plant, and equipment (Notes 2.g and 12), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.i and 13), provisions for assets retirement obligations (Notes 2.m and 18), provisions for tax, civil, and labor risks (Notes 2.n and 23 items a,b,c,d), estimates for the preparation of actuarial reports (Notes 2.o and 24.b) and the determination of fair value of subscription warrants – indemnification (Notes 3.a and 22). The actual result of the transactions and information may differ from their estimates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

t. Impairment of Assets

The Company and its subsidiaries review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the periods presented (see Note 13.i).

u. Adjustment to Present Value

Some of the Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant, and equipment (CIAP). Because recovery of these credits occurs over a 48 month period, the present value adjustment reflects, in the interim financial information, the time value of the ICMS credits to be recovered. The balance of these adjustment to present value totaled R$180 as of June 30, 2015 (R$279 as of December 31, 2014).

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities, and did not identify the need to recognize other present value adjustments.

v. Statements of Value Added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the interim financial information as applicable to publicly-traded companies, and as supplemental information for IFRS, which does not require the presentation of DVA.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

w. Adoption of the Pronouncements Issued by CPC and IFRS

The following standards, amendments, and interpretations to IFRS were issued by the IASB but are not yet effective and were not adopted as of June 30, 2015:

Effective date
• IFRS 9: Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	2018
• IFRS 15—Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	2017

CPC has not yet issued pronouncements equivalent to IFRS 9 and IFRS 15, but is expected to do so before the date they become effective. The adoption of IFRS pronouncements is subject to prior approval by the CVM. The Company is assessing the potential effects of these standards.

x. Authorization for Issuance of the Interim Financial Information

These interim financial information were authorized for issue by the Board of Directors on August 5, 2015.

3. Principles of Consolidation and Investments in Subsidiaries

The consolidated interim financial information were prepared following the basic principles of consolidation established by IFRS 10 (CPC 36 (R3)). Investments of one company in another, balances of asset and liability accounts, and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share
			06/30/2015		12/31/2014
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Conveniência Ipiranga Norte Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Isa-Sul Administração e Participações Ltda	Brazil	Ipiranga	99	1	99	1
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Barrington S.L.	Spain	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Overseas Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai Trading LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a) Business Combination – Acquisition of Extrafarma

On January 31, 2014 Extrafarma became a wholly-owned subsidiary of Ultrapar and the former shareholders of Extrafarma became long-term shareholders of Ultrapar (see Note 8.b). As a result, 7 subscription warrants – indemnification were issued that, if exercised, would lead to the issuance of 3,205,622 shares in 2020. The subscription warrants – indemnification are adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period previous to January 31, 2014. The subscription warrants – indemnification fair value are measured based on the share price of Ultrapar (UGPA3) and are reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. On the reporting date, the subscription warrants – indemnification were represented by 2,181,357 shares and totaled R$ 129,710 (as of December 31, 2014 they were represented by 2,002,773 shares and totaled R$ 92,072).

Additionally, the Company has a receivable from former shareholders in the amount of R$ 26,006 (R$ 12,222 as of December 31, 2014) due to the adjustment of working capital and net debt, recognized in “Other receivables” in current assets. On June 22, 2015 the agreement on the final adjustment of working capital and net debt was formalized between the parties. The Company recognized the amount of R$ 13,784 in the second quarter of 2015 in “other operating income” (see Note 27) as a result of the difference between the final working capital and net debt adjustment and the amount recognized on December 31, 2014.

4. Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 22, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (consolidated) amounted to R$ 3,484,660 as of June 30, 2015 (R$ 4,400,122 as of December 31, 2014) and are distributed as follows:

•	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Cash and bank deposits
In local currency	79	96	24,793	47,426
In foreign currency	—	—	108,885	85,870
Financial investments considered cash equivalents
In local currency
Fixed-income securities	417,354	119,131	1,911,909	2,690,638
In foreign currency
Fixed-income securities	—	—	9,424	3,435

Total cash and cash equivalents	417,433	119,227	2,055,011	2,827,369

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Financial investments
In local currency
Fixed-income securities and funds	96,700	67,864	565,100	902,683
In foreign currency
Fixed-income securities and funds	—	—	615,295	505,574
Currency and interest rate hedging instruments (a)	—	—	249,254	164,496

Total financial investments	96,700	67,864	1,429,649	1,572,753

Current	96,700	67,864	1,203,688	1,441,813

Non-current	—	—	225,961	130,940

(a)	Accumulated gains, net of income tax (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

5. Trade Receivables (Consolidated)

The composition of trade receivables is as follows:

	06/30/2015	12/31/2014
Domestic customers	2,675,951	2,424,756
Reseller financing—Ipiranga	323,460	310,062
Foreign customers	201,975	191,533
(-) Allowance for doubtful accounts	(192,518)	(178,444)

Total	3,008,868	2,747,907

Current	2,863,587	2,604,101

Non-current	145,281	143,806

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
06/30/2015	3,201,386	2,794,962	94,944	17,237	18,941	32,010	243,292
12/31/2014	2,926,351	2,515,782	128,778	25,479	12,457	23,542	220,313

Movements in the allowance for doubtful accounts are as follows:

Balance as of December 31, 2014	178,444
Additions	21,815
Write-offs	(7,741)

Balance as of June 30, 2015	192,518

For further information about allowance for doubtful accounts see Note 22 – Customer credit risk.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

6. Inventories (Consolidated)

The composition of inventories is as follows:

	06/30/2015			12/31/2014
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Finished goods	376,432	(7,562)	368,870	345,255	(7,849)	337,406
Work in process	2,505	—	2,505	986	—	986
Raw materials	217,643	(1,205)	216,438	193,726	(2,661)	191,065
Liquefied petroleum gas (LPG)	39,721	(5,761)	33,960	41,616	(5,761)	35,855
Fuels, lubricants, and greases	1,289,011	(758)	1,288,253	907,466	(619)	906,847
Consumable materials and other items for resale	81,252	(2,325)	78,927	81,662	(3,594)	78,068
Pharmaceutical, hygiene, and beauty products	252,517	(27,629)	224,888	272,864	(25,841)	247,023
Advances to suppliers	129,083	—	129,083	103,124	—	103,124
Properties for resale	24,945	—	24,945	24,628	—	24,628

	2,413,109	(45,240)	2,367,869	1,971,327	(46,325)	1,925,002

Movements in the provision for losses are as follows:

Balance as of December 31, 2014	46,325
Reversals to realizable value adjustment	(52)
Reversals of obsolescence and other losses	(1,033)

Balance as of June 30, 2015	45,240

The breakdown of provisions for losses related to inventories is shown in the table below:

	06/30/2015	12/31/2014
Realizable value adjustment	12,082	12,134
Obsolescence and other losses	33,158	34,191

Total	45,240	46,325

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

7. Recoverable Taxes

Recoverable taxes are substantially represented by credits of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ, and CSLL.

	Parent		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
IRPJ and CSLL	48,346	53,835	165,884	182,602
ICMS	—	—	315,128	296,747
Provision for ICMS losses (1)	—	—	(68,471)	(67,657)
PIS and COFINS	—	—	230,984	207,694
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	—	—	39,565	40,035
Excise tax—IPI	—	—	3,691	4,157
Other	—	—	5,065	5,288

Total	48,346	53,835	691,846	668,866

Current	28,717	30,713	635,872	593,462

Non-current	19,629	23,122	55,974	75,404

(1)	The provision for ICMS losses relates to tax credits that the subsidiaries believe to be unable to offset in the future and its movements are as follows:

Balance as of December 31, 2014	67,657
Additions, net	3,546
Write-offs	(2,732)

Balance as of June 30, 2015	68,471

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

8. Related Parties

a. Related Parties

•	Parent Company

	Assets Debentures(1)	Liabilities Loans	Financial income
Ipiranga Produtos de Petróleo S.A.	779,133	1,287	67,384
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	58	—

Total as of June 30, 2015	779,133	1,345	67,384

	Assets
	Trade receivables(2)	Debentures(1)	Total	Financial income
Companhia Ultragaz S.A.	14,685	—	14,685	—
Terminal Químico de Aratu S.A.—Tequimar	2,026	—	2,026	—
Oxiteno S.A. Indústria e Comércio	2,532	—	2,532	—
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	3,545	—	3,545	—
Ipiranga Produtos de Petróleo S.A.	7,090	776,578	783,668	56,508

Total as of December 31, 2014	29,878	776,578	806,456

Total as of June 30, 2014				56,508

(1)	In March 2009, Ipiranga made its first private offering in a single series of 108 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI.
(2)	Refers to the Deferred Stock Plan (see Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,412
Química da Bahia Indústria e Comércio S.A.	—	3,046	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	5,111	1,427
Refinaria de Petróleo Riograndense S.A.	—	—	—	3,360
Others	490	1,326	—	—

Total as of June 30, 2015	490	4,372	5,111	6,199

	Loans			Commercial transactions
	Assets		Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	10,368	(2)	—	—	1,061
Química da Bahia Indústria e Comércio S.A.	—		3,046	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—		—	10,499	1,494
Others	490		1,326	—	—

Total as of December 31, 2014	10,858		4,372	10,499	2,555

(1)	Included in “trade receivables” and “trade payables,” respectively.
(2)	On January 28, 2015, the subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) capitalized this Advance for Future Capital Increase – “AFAC” (see Note 11.c).

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	3	7,226
Refinaria de Petróleo Riograndense S.A.	—	330,400
ConectCar Soluções de Mobilidade Eletrônica S.A.	4,432	—

Total as of June 30, 2015	4,435	337,626

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	3	6,508
Refinaria de Petróleo Riograndense S.A.	—	12,144
ConectCar Soluções de Mobilidade Eletrônica S.A.	4,398	—

Total as of June 30, 2014	4,401	18,652

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to the adhesion to Ipiranga’s marketing plan and services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.k). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

b. Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer is entitled to additional long term variable compensation relating to the Company’s shares’ performance between 2013 and 2018, reflecting the target of more than doubling the share value of the Company in 5 years. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 24.b).

The Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	06/30/2015	06/30/2014
Short-term compensation	15,477	14,586
Stock compensation	3,136	2,616
Post-employment benefits	1,336	848
Long-term compensation	1,109	765

Total	21,058	18,815

Due to the acquisition of Extrafarma (see Note 3.a), Mr. Paulo Correa Lazera, Extrafarma’s former shareholder and CEO, is in charge of the retail pharmacy business and become a member of Ultrapar’s executive board, and long-term shareholder of Ultrapar. Thus, both the subscription warrants – indemnification in the amount of R$ 18,530 and the receivable of working capital and net debt adjustment in the amount of R$ 3,715 referring to Mr. Paulo Correa Lazera are disclosed as related parties as defined by IAS 24 (CPC 05 (R1)). For further information on the acquisition of Extrafarma, see Note 3.a) to the financial statements of the Company filed with the CVM on February 25, 2015.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five and ten years from the grant date.

The table below summarizes shares provided to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
December 9, 2014	590,000	2019 to 2021	50.64	41,210	(4,083)	37,127
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(1,359)	4,640
February 3, 2014	150,000	2018 to 2020	55.36	11,454	(3,336)	8,118
November 7, 2012	320,000	2017 to 2019	42.90	19,098	(8,739)	10,359
December 14, 2011	120,000	2016 to 2018	31.85	5,272	(3,208)	2,064
November 10, 2010	260,000	2015 to 2017	26.78	9,602	(7,610)	1,992
December 16, 2009	166,656	2014 to 2016	20.75	7,155	(6,507)	648
October 8, 2008	192,008	2013 to 2015	9.99	8,090	(7,996)	94
November 9, 2006	207,200	2016	11.62	3,322	(2,879)	443
December 14, 2005	93,600	2015	8.21	1,060	(1,016)	44

	2,182,864			112,262	(46,733)	65,529

For the six-month period ended June 30, 2015, the amortization in the amount of R$8,344 (R$5,782 for the six-month period ended June 30, 2014) was recognized as a general and administrative expense.

The table below sumarizes the changes of number of shares granted:

Balance as of December 31, 2014	2,212,864
Cancellation of shares due to termination of executive employment	(30,000)

Balance as of June 30, 2015	2,182,864

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

9. Income and Social Contribution Taxes

a. Deferred Income and Social Contribution Taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	—	—	54,470	55,527
Provisions for tax, civil, and labor risks	19	15	135,918	128,365
Provision for post-employment benefit	—	—	43,405	40,729
Provision for differences between cash and accrual basis	—	—	585	457
Goodwill	—	—	41,176	48,162
Business combination – fiscal basis vs. accounting basis of goodwill	—	—	70,699	68,458
Provision for asset retirement obligation	—	—	21,991	21,116
Other provisions	14,372	1,464	92,573	59,802
Tax losses and negative basis for social contribution carryforwards (d)	—	—	53,906	39,957

Total	14,391	1,479	514,723	462,573

Liabilities—Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	—	—	2,952	3,009
Lease	—	—	4,687	4,948
Provision for differences between cash and accrual basis	—	—	105,629	77,266
Provision for goodwill/negative goodwill	—	—	15,022	11,183
Business combination – fair value of assets	—	—	47,588	49,181
Temporary differences of foreign subsidiaries	—	—	5,798	5,097
Other provisions	—	—	2,579	2,163

Total	—	—	184,255	152,847

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	06/30/2015	06/30/2014
Initial balance	309,726	274,633
Deferred IRPJ and CSLL recognized in income of the period	18,794	15,499
Initial balance of Extrafarma (January 31, 2014)	—	41,276
Others	1,948	(349)

Final balance	330,468	331,059

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 year	—	147,986
From 1 to 2 years	2,769	95,854
From 2 to 3 years	2,750	46,217
From 3 to 5 years	5,500	71,906
From 5 to 7 years	2,999	102,324
From 7 to 10 years	373	50,436

	14,391	514,723

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Income before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	24,380	(3,856)	1,045,832	814,474
Statutory tax rates—%	34	34	34	34

Income and social contribution taxes at the statutory tax rates	(8,289)	1,311	(355,583)	(276,921)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(28)	(423)	(21,121)	(21,426)
Nontaxable revenues (ii)	—	—	2,127	247
Adjustment to estimated income (iii)	—	—	6,555	7,067
Other adjustments	—	—	2,023	(76)

Income and social contribution taxes before tax incentives	(8,317)	888	(365,999)	(291,109)

Tax incentives—SUDENE	—	—	37,322	32,955

Income and social contribution taxes in the income statement	(8,317)	888	(328,677)	(258,154)

Current	(21,230)	—	(384,793)	(306,608)
Deferred	12,913	888	18,794	15,499
Tax incentives—SUDENE	—	—	37,322	32,955
Effective IRPJ and CSLL rates—%	34.1	23.0	31.4	31.7

(i)	Nondeductible expenses consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, and certain provisions;
(ii)	Nontaxable revenues consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Tax Incentives—SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive—%	Expiration
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016
Bahiana Distribuidora de Gás Ltda.	Caucaia base (1)	75	2012
	Mataripe base (1)	75	2013
	Aracaju base	75	2017
	Suape base	75	2018
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021

On December 30, 2014, Terminal Químico de Aratu S.A.—Tequimar (“Tequimar”) filed a request at SUDENE requiring the income tax reduction incentive, due to the implementation of the Itaqui Terminal in São Luis—Maranhão.

(1)	In the second semester of 2015, the subsidiary will request the extension of the recognition of tax incentive for another 10 years, due to the production increase in the Caucaia base.
(2)	The subsidiary requested the extension of the recognition of tax incentive for another 10 years, due to modernization in the Mataripe base.

d. Income and Social Contribution Taxes Carryforwards

As of June 30, 2015, the Company and certain subsidiaries have loss carryforwards (income tax) amounting to R$ 171,374 (R$ 126,624 as of December 31, 2014) and negative basis of CSLL of R$ 122,913 (R$ 92,232 as of December 31, 2014), whose compensations are limited to 30% of taxable income, which do not expire. Based on these values, the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 53,906 as of June 30, 2015 (R$ 39,957 as of December 31, 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

10. Prepaid Expenses (Consolidated)

	06/30/2015	12/31/2014
Rents	99,191	99,285
Deferred Stock Plan, net (see Note 8.c)	52,978	61,183
Advertising and publicity	37,228	6,103
Insurance premiums	18,044	20,295
Software maintenance	14,089	6,790
Purchases of meal and transportation tickets	1,559	1,559
Taxes and other prepaid expenses	6,596	3,281

	229,685	198,496

Current	104,562	67,268

Non-current	125,123	131,228

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

11. Investments

a. Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of balance sheets and income statements of subsidiaries and joint venture:

	06/30/2015
	Subsidiaries				Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Isa-Sul Administração e Participações Ltda.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	995,696,017	5,078,888
Assets	1,082,913	3,451,079	10,452,579	1,036,486	294,657
Liabilities	4,105	457,836	8,128,491	48,542	199,011
Shareholders’ equity	1,078,808	2,993,302(*)	2,324,088	987,944	95,646
Net revenue from sales and services	—	552,708	31,054,920	8,429	492,731
Net income (loss) for the period	(6,085)	238,043(*)	452,452	4,440	25,706
% of capital held	100	100	100	99	33

	12/31/2014
	Subsidiaries				Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Isa-Sul Administração e Participações Ltda.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	995,696,017	5,078,888
Assets	1,168,896	3,546,989	10,668,027	995,028	263,527
Liabilities	84,003	526,423	8,654,065	11,524	191,018
Shareholders’ equity	1,084,893	3,020,625(*)	2,013,962	983,504	72,509
% of capital held	100	100	100	99	33

	06/30/2014
	Subsidiaries				Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	152,240,000	5,078,888
Net revenue from sales and services	—	491,845	28,370,817	473,838(**)	96,276
Net income (loss) for the period	50,551	111,561(*)	378,962	7,809(**)	221
% of capital held	100	100	100	100	33

(*)	adjusted for intercompany unrealized profits.
(**)	information of the period from February 1 to June 30, 2014
The	percentages in the table above are rounded.

Operating financial information of the subsidiaries is detailed in Note 21.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries					Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A.— Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Imifarma Produtos Farmacêuticos e Comésticos S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2013	1,064,959	2,892,330	2,154,904	-	6,112,193	22,751	6,134,944
Share of profit of subsidiaries and joint ventures	50,551	111,561	378,962	7,809	548,883	73	548,956
Dividends and interest on equity (gross)	—	—	(381,404)	—	(381,404)	—	(381,404)
Capital increase in cash	—	—	—	236,100	236,100	—	236,100
Acquisition of shares	—	—	—	(46,230)	(46,230)	—	(46,230)
Goodwill	—	—	—	795,519	795,519	—	795,519
Tax liabilities on equity- method revaluation reserve	—	—	(20)	—	(20)	—	(20)
Valuation adjustment of subsidiaries	—	(6)	(11)	—	(17)	—	(17)
Translation adjustments of foreign-based subsidiaries	—	13,856	—	—	13,856	—	13,856

Balance as of June 30, 2014	1,115,510	3,017,741	2,152,431	993,198	7,278,880	22,824	7,301,704

	Investments in subsidiaries					Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A.— Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Isa-Sul Administração e Participações Ltda.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2014	1,084,893	3,020,625	2,013,962	980,044	7,099,524	24,076	7,123,600
Share of profit of subsidiaries and joint ventures	(6,085)	238,043	452,452	4,424	688,834	8,535	697,369
Dividends and interest on equity (gross)	—	(291,326)	(142,302)	—	(433,628)	—	(433,628)
Tax liabilities on equity- method revaluation reserve	—	—	(12)	—	(12)	—	(12)
Valuation adjustment of subsidiaries	—	(51)	(12)	—	(63)	(853)	(916)
Translation adjustments of foreign-based subsidiaries	—	26,011	—	—	26,011	—	26,011

Balance as of June 30, 2015	1,078,808	2,993,302	2,324,088	984,468	7,380,666	31,758	7,412,424

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary Ipiranga Produtos de Petróleo S.A (“IPP”) holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls, parking and fuel. ConectCar, formed in November 2012 currently operates in the States of São Paulo, Rio Grande do Sul, Santa Catarina, Paraná, Minas Gerais, Rio de Janeiro, Espírito Santo, Pernambuco, Bahia, Alagoas, Mato Grosso, Goiás and Distrito Federal.

These investments are accounted for under the equity method of accounting based on their interim financial information as of June 30, 2015.

Balances and changes in joint ventures are as follows:

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total
Balance as of December 31, 2014	4,960	24,076	25,472	54,508
Capital increase	—	—	20,100	20,100
Valuation adjustments	—	(853)	—	(853)
Share of profit (loss) of joint ventures	326	8,535	(10,980)	(2,119)

Balance as of June 30, 2015	5,286	31,758	34,592	71,636

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total
Balance as of December 31, 2013	5,916	22,751	15,719	44,386
Capital increase	—	—	13,500	13,500
Share of profit (loss) of joint ventures	548	73	(7,189)	(6,568)
Dividends received	(637)	—	—	(637)

Balance as of June 30, 2014	5,827	22,824	22,030	50,681

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	06/30/2015
	Uniăo Vopak	RPR	ConectCar
Current assets	4,448	190,563	34,372
Non-current assets	7,048	104,094	68,979
Current liabilities	924	115,702	34,166
Non-current liabilities	—	83,309	—
Shareholders’ equity	10,572	95,646	69,185
Net revenue from sales and services	5,752	492,731	7,872
Costs and operating expenses	(4,910)	(449,996)	(41,577)
Net financial income and income and social contribution taxes	(190)	(17,029)	11,745
Net income (loss)	652	25,706	(21,960)
Number of shares or units held	29,995	5,078,888	82,500,000
% of capital held	50	33	50

The percentages in the table above are rounded.

	12/31/2014
	Uniăo Vopak	RPR	ConectCar
Current assets	2,762	160,789	38,852
Non-current assets	8,066	102,738	53,236
Current liabilities	908	101,083	41,143
Non-current liabilities	—	89,935	—
Shareholders’ equity	9,920	72,509	50,945
Number of shares or units held	29,995	5,078,888	57,500,000
% of capital held	50	33	50

	06/30/2014
	Uniăo Vopak	RPR	ConectCar
Net revenue from sales and services	6,340	96,276	3,436
Costs and operating expenses	(4,886)	(94,970)	(25,251)
Net financial income and income and social contribution taxes	(358)	(1,085)	7,437
Net income (loss)	1,096	221	(14,378)
Number of shares or units held	29,995	5,078,888	50,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its interim financial information as of May 31, 2015, while the other associates are valued based on the interim financial information as of June 30, 2015.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.		Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Total
Balance as of December 31, 2014	6,212	3,090		3,676	165	13,143
Capital increase	—	10,368	(1)	—	—	10,368
Dividends received	(901)	—		—	—	(901)
Share of profit (loss) of associates	1,051	1,623		(1)	(26)	2,647

Balance as of June 30, 2015	6,362	15,081		3,675	139	25,257

(1)	As mentioned in Note 8.a) – Consolidated, in the 1st quarter 2015, Oxiteno realized a capital increase in Oxicap. Thus the interest in the associate has been changed from 25% to 15% approximately.

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total
Balance as of December 31, 2013	5,962	2,144	3,635	11,741
Share of profit (loss) of associates	649	286	(2)	933
Dividends received	(725)	—	—	(725)

Balance as of June 30, 2014	5,886	2,430	3,633	11,949

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	06/30/2015
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	7,184	42,651	81	844	651
Non-current assets	19,377	74,136	10,378	1,681	2,830
Current liabilities	787	12,806	—	402	127
Non-current liabilities	332	4,018	3,109	1,708	3,032
Shareholders’ equity	25,442	99,963	7,350	415	322
Net revenue from sales and services	6,761	18,375	—	—	—
Costs, operating expenses, and income	(2,417)	(9,375)	(28)	(84)	486
Net financial income and income and social contribution taxes	(40)	448	26	6	(1)
Net income (loss) for the period	4,304	9,448	(2)	(78)	485
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

	12/31/2014
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	5,832	12,434	103	923	231
Non-current assets	19,978	77,199	10,358	1,682	2,830
Current liabilities	632	2,771	—	403	80
Non-current liabilities	332	74,502	3,109	1,708	3,144
Shareholders’ equity	24,846	12,360	7,352	494	(163)
Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	06/30/2014
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	4,986	15,701	—	—	—
Costs, operating expenses, and income	(2,305)	(14,038)	(25)	424	326
Net financial income and income and social contribution taxes	(87)	(517)	21	923	—
Net income for the period	2,594	1,146	(4)	1,347	326
Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12. Property, Plant, and Equipment (Consolidated)

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance on 12/31/2014	Additions	Depreciation	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 06/30/2015

Cost:
Land	—	476,107	4,734	—	60	(3,355)	4,761	482,307
Buildings	30	1,275,728	3,229	—	51,356	(1,702)	26,060	1,354,671
Leasehold improvements	11	631,342	6,520	—	23,859	(2,028)	1	659,694
Machinery and equipment	13	3,909,475	52,000	—	26,083	(355)	147,600	4,134,803
Automotive fuel/lubricant distribution equipment and facilities	14	2,096,563	40,351	—	33,230	(10,630)	—	2,159,514
LPG tanks and bottles	12	494,691	60,348	—	2,617	(18,225)	—	539,431
Vehicles	8	244,467	11,974	—	5,683	(7,526)	1,291	255,889
Furniture and utensils	9	156,115	3,770	—	2,160	(239)	5,223	167,029
Construction in progress	—	372,974	112,692	—	(137,436)	(2,042)	16,865	363,053
Advances to suppliers	—	19,527	2,585	—	(8,909)	—	—	13,203
Imports in progress	—	59	1,056	—	(160)	—	(1)	954
IT equipment	5	239,930	7,901	—	935	(3,702)	539	245,603

		9,916,978	307,160	—	(522)	(49,804)	202,339	10,376,151

Accumulated depreciation:
Buildings		(565,308)	—	(19,711)	—	1,192	(17,264)	(601,091)
Leasehold improvements		(313,647)	—	(23,493)	—	1,525	(2)	(335,617)
Machinery and equipment		(2,158,390)	—	(115,605)	—	234	(136,779)	(2,410,540)
Automotive fuel/lubricant distribution equipment and facilities		(1,164,074)	—	(56,925)	—	4,143	—	(1,216,856)
LPG tanks and bottles		(231,001)	—	(16,592)	—	7,078	—	(240,515)
Vehicles		(90,004)	—	(6,836)	3	5,023	(1,089)	(92,903)
Furniture and utensils		(105,483)	—	(4,920)	—	225	(4,628)	(114,806)
IT equipment		(189,859)	—	(8,162)	(3)	2,642	(364)	(195,746)

		(4,817,766)	—	(252,244)	—	22,062	(160,126)	(5,208,074)

Provision for losses:
Land		(197)	—	—	—	—	—	(197)
Leasehold improvements		(462)	—	—	—	—	(71)	(533)
Machinery and equipment		(5,895)	—	—	—	264	(239)	(5,870)
IT equipment		(683)	—	—	—	680	—	(3)
Furniture and utensils		(4)	—	—	—	1	—	(3)

		(7,241)	—	—	—	945	(310)	(6,606)

Net amount		5,091,971	307,160	(252,244)	(522)	(26,797)	41,903	5,161,471

Construction in progress relates substantially to expansions and renovations of industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant, and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of service stations, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

13. Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2014	Additions	Amortization	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 06/30/2015
Cost:
Goodwill (i)	—	1,456,179	—	—	—	—	—	1,456,179
Software (ii)	5	451,936	40,556	—	166	(3)	1,689	494,344
Technology (iii)	5	32,617	—	—	—	—	—	32,617
Commercial property rights (iv)	10	31,881	1,153	—	—	—	—	33,034
Distribution rights (v)	5	2,762,985	194,367	—	—	—	—	2,957,352
Brands (vi)	—	105,458	—	—	—	—	5,537	110,995
Others (vii)	4	38,606	119	—	(65)	—	476	39,136

		4,879,662	236,195	—	101	(3)	7,702	5,123,657

Accumulated amortization:
Software		(303,780)	—	(21,538)	—	3	(736)	(326,051)
Technology		(29,471)	—	(892)	—	—	—	(30,363)
Commercial property rights		(14,545)	—	(1,293)	—	—	—	(15,838)
Distribution rights		(1,366,128)	—	(206,215)	(820)	—	—	(1,573,163)
Others		(7,625)	—	(3,910)	85	—	(11)	(11,461)

		(1,721,549)	—	(233,848)	(735)	3	(747)	(1,956,876)

Net amount		3,158,113	236,195	(233,848)	(634)	—	6,955	3,166,781

i) Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment.

The Company has the following balances of goodwill:

	Segment	06/30/2015	12/31/2014
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga	Ipiranga	276,724	276,724
Uniăo Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Others		2,278	2,278

		1,456,179	1,456,179

On December 31, 2014, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

On December 31, 2014, the discount and real growth rates used to extrapolate the projections ranged from 9.3% to 26.4% and 0% to 3.8% p.a., respectively, depending on the CGU analyzed.

The Company’s goodwill impairment tests did not result in the recognition of losses for the year ended December 31, 2014.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

iv) Commercial property rights include those described below:

•	Subsidiary Tequimar has an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized from August 2002 to July 2042.

•	Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized from August 2005 to December 2022.

•	Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is recorded in income.

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years), which is reviewed as per the changes occurred in the agreements.

vi) Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand.

vii) Other intangibles refers mainly to the loyalty program Club Extra.

The amortization expenses were recognized in the interim financial information as shown below:

	06/30/2015	06/30/2014
Inventories and cost of products and services sold	5,194	4,100
Selling and marketing	207,889	177,299
General and administrative	20,765	18,133

	233,848	199,532

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

14 Loans, Debentures, and Finance Leases (Consolidated)

a. Composition

Description	06/30/2015	12/31/2014	Index/Currency	Weighted average financial charges 06/30/2015 – %p.a.		Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b)	776,448	664,078	US$	+7.3		2015
Foreign loan (c.1) (*)	712,545	603,002	US$ + LIBOR (i)	+0.6		2015 to 2017
Foreign loan (c.1) (*)	217,850	—	US$	+2.0		2017
Advances on foreign exchange contracts	195,093	184,057	US$	+1.2		< 359 days
Foreign loan (c.2)	184,981	158,039	US$ + LIBOR (i)	+1.0		2017
Financial institutions (e)	124,359	113,873	US$	+2.8		2015 to 2017
Financial institutions (e)	62,055	53,254	US$ + LIBOR (i)	+2.0		2016 to 2017
Financial institutions (e)	33,728	32,343	MX$ + TIIE (ii)	+1.0		2015 to 2016
BNDES (d)	29,639	33,160	US$	+6.0		2015 to 2020
Foreign currency advances delivered	16,022	25,409	US$	+1.1		< 57 days

Subtotal	2,352,720	1,867,215

Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (f)	2,934,280	2,873,622	CDI	105.0		2016 to 2019
Debentures—1st public issuance IPP (g.2 and g.3)	1,411,211	1,409,540	CDI	107.9		2017 to 2018
Debentures—5th issuance (g.4)	829,976	—	CDI	108.3		2018
BNDES (d)	463,310	530,983	TJLP (iii)	+2.5		2015 to 2021
Export Credit Note – floating rate (h)	158,572	—	CDI	101.5		2018
Banco do Nordeste do Brasil	75,557	85,068	R$	+8.5	(v)	2015 to 2021
FINEP	68,245	74,774	R$	+4.0		2015 to 2021
BNDES (d)	60,534	62,581	R$	+4.7		2015 to 2022
Finance leases (i)	46,416	45,883	IGP-M (iv)	+5.6		2015 to 2031
Export Credit Note (h) (*)	26,175	25,744	R$	+8.0		2016
FINEP	8,650	9,078	TJLP (iii)	-1.3		2015 to 2023
BNDES (d)	4,500	—	SELIC (vi)	+2.2		2015 to 2020
Working capital loans Extrafarma – fixed rate (i)	2,316	3,445	R$	+10.4		2015 to 2016
Floating finance leases (i)	401	475	CDI	+2.8		2015 to 2017
FINAME	363	484	TJLP (iii)	+5.6		2015 to 2022
Fixed finance leases (i)	228	686	R$	+15.4		2015 to 2017
Banco do Brasil – fixed rate (f) (*)	—	503,898
Debentures—4th issuance (g.1)	—	874,312

Subtotal	6,090,734	6,500,573

Currency and interest rate hedging instruments	24,797	7,424

Total	8,468,251	8,375,212

Current	2,002,779	3,442,364

Non-current	6,465,472	4,932,848

(*) These transactions were designated for hedge accounting (see Note 22 – Hedge Accounting).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.

(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.

(iii)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On June 30, 2015, TJLP was fixed at 6.0% p.a.

(iv)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.

(v)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On June 30, 2015, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

(vi)	SELIC = base interest rate set by the Brazilian Central Bank.

The long-term consolidated debt had the following principal maturity schedule:

	06/30/2015	12/31/2014
From 1 to 2 years	1,775,210	571,991
From 2 to 3 years	2,700,083	2,390,747
From 3 to 4 years	1,879,898	894,301
From 4 to 5 years	53,643	1,006,869
More than 5 years	56,638	68,940

	6,465,472	4,932,848

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.j).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 22).

b. Notes in the Foreign Market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.3% p.a., paid semiannually. The notes were guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of the issuance of these notes, the Company and its subsidiaries are required to undertake certain obligations, including:

•	Limitation on transactions with shareholders that hold 5% or more of any class of stock of the Company, except upon fair and reasonable terms no less favorable than could be obtained in a comparable transaction with a third party.

•	Required board approval for transactions with shareholders that hold 5% or more of any class of stock of the Company, or with their subsidiaries, in an amount higher than US$ 15 million (except transactions of the Company with its subsidiaries and between its subsidiaries).

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries LPG and Oxiteno S.A.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Foreign Loans

1) The subsidiary IPP has foreign loans in the amount of US$ 300 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.8% of CDI (see Note 22). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (million)	Cost in % of CDI
Nov/15	80.0	104.1
Mar/17	70.0	99.5
Sep/17	150.0	103.7

Total / average cost	300.0	102.8

2) The subsidiary Oxiteno Overseas Corp. (“Oxiteno Overseas”) has a foreign loan in the amount of US$ 60 million with maturity in January 2017 and interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 94.0% of CDI (see Note 22). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of these foreign loans, some obligations mentioned in Note 14.b) must also be maintained by the Company and its subsidiaries. Additionally, during these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated interim financial information:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

d. BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

Capitalization level: Shareholders’ equity / total assets equal to or above 0.3; and

Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e. Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

f. Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

The subsidiary IPP renegotiated loans with Banco do Brasil, which would mature in February 2015, in the notional amount of R$ 333 million, changing the maturities to July 2017 and January 2018, with floating interest rate of 106% of CDI.

The subsidiary IPP renegotiated loans with Banco do Brasil, which would mature in May 2015, in the notional amount of R$ 200 million, changing the maturities to November 2017 and April 2018, with floating interest rate of 107% of CDI.

These loans mature, as follows (including interest until June 30, 2015):

Maturity
Feb/16	210,811
May/16	124,452
Jan/17	1,068,711
Jul/17	174,235
Nov/17	101,382
Jan/18	174,235
Apr/18	101,382
May/19	979,072

Total	2,934,280

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g. Debentures

1)	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump sum at final maturity
Interest:	108.3% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

The debentures were settled by the Company on the maturity date.

2)	In December 2012, the subsidiary IPP made its first issuance of public debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)	In January 2014, the subsidiary IPP made its second issuance of public debentures in single series of 80,000 simple nonconvertible into shares, unsecured, nominative and registered debentures, which main characteristics are as follows:

Face value unit:	R$10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

4)	In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

The resources of the issuance were used to manage liquidity of the issuer, in order to strengthen its cash and lengthen its debt profile, providing greater financial flexibility.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h. Export Credit Note

The subsidiary Oxiteno Nordeste has export credit note contracts in the amount of R$ 27.5 million, with maturities in March and August 2016, in the amount of R$ 17.5 million and R$ 10.0 million respectively, and fixed interest rate of 8% p.a., paid quarterly. In May 2015, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 156.8 million, with maturity in May 2018 and floating interest rate of 101.5% of CDI, paid quarterly.

For the fixed interest rate contracts, the subsidiary Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 88.8% of CDI (see Note 22). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception. Changes in fair value are recognized in profit or loss.

i. Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

Subsidiary Extrafarma has finance lease contracts related to IT equipment, vehicles, furniture, machinery and equipment, with terms between 24 to 60 months.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities, are shown below:

	06/30/2015
	LPG bottlingfacilities	IT equipment	Vehicles	Furniture, machinery and equipment	Total
Equipment and intangible assets, net of depreciation and amortization	22,305	633	1,468	1,182	25,588
Financing (present value)	46,416	569	53	7	47,045

Current	2,059	315	53	7	2,434
Non-current	44,357	254	—	—	44,611

	12/31/2014
	LPG bottlingfacilities	IT equipment	Vehicles	Furniture, machinery and equipment	Total
Equipment and intangible assets, net of depreciation and amortization	24,720	883	1,483	1,283	28,369
Financing (present value)	45,883	874	163	124	47,044

Current	1,950	515	145	124	2,734
Non-current	43,933	359	18	—	44,310

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts are presented below:

	06/30/2015
	LPG bottling facilities	IT equipment	Vehicles	Furniture and utensils	Total
Up to 1 year	4,371	348	56	4	4,779
From 1 to 2 years	4,371	279	—	—	4,650
From 2 to 3 years	4,371	22	—	—	4,393
From 3 to 4 years	4,371	—	—	—	4,371
From 4 to 5 years	4,371	—	—	—	4,371
More than 5 years	47,351	—	—	—	47,351

Total	69,206	649	56	4	69,915

	12/31/2014
	LPG bottling facilities	IT equipment	Vehicles	Furniture and utensils	Total
Up to 1 year	4,238	566	155	123	5,082
From 1 to 2 years	4,238	288	18	—	4,544
From 2 to 3 years	4,238	155	—	—	4,393
From 3 to 4 years	4,238	—	—	—	4,238
From 4 to 5 years	4,238	—	—	—	4,238
More than 5 years	48,024	—	—	—	48,024

Total	69,214	1,009	173	123	70,519

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j. Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2014	Incurred cost	Amortization	Balance on 06/30/2015
Banco do Brasil (f)	0.4	14,474	600	(1,935)	13,139
Foreign Loans (c)	0.4	3,016	—	(515)	2,501
Debentures (g)	0.0	2,157	958	(1,018)	2,097
Notes in the foreign market (b)	0.2	1,309	—	(545)	764
Other	0.7	318	207	(65)	460

Total		21,274	1,765	(4,078)	18,961

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Banco do Brasil (f)	2,627	3,187	3,679	3,646	—	—	13,139
Foreign Loans (c)	1,366	992	142	—	—	—	2,500
Debentures (g)	609	682	630	177	—	—	2,098
Notes in the foreign market (b)	764	—	—	—	—	—	764
Other	151	177	85	30	15	2	460

Total	5,517	5,038	4,536	3,853	15	2	18,961

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

l. Guarantees

The financings are guaranteed by collateral in the amount of R$ 51,063 as of June 30, 2015 (R$ 50,570 as of December 31, 2014) and by guarantees and promissory notes in the amount of R$ 4,171,495 as of June 30, 2015 (R$ 3,779,450 as of December 31, 2014).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 180,703 as of June 30, 2015 (R$ 173,644 as of December 31, 2014).

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 20,117 as of June 30, 2015 (R$ 26,684 as of December 31, 2014), with maturities of less than 211 days. As of June 30, 2015, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 488 as of June 30, 2015 (R$ 646 as of December 31, 2014), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. Until June 30, 2015, there was no event of default of the debts of the Company and its subsidiaries.

15 Trade Payables (Consolidated)

	06/30/2015	12/31/2014
Domestic suppliers	880,471	1,196,876
Foreign suppliers	77,800	82,626

	958,271	1,279,502

The Company’s subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A.—Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil. The Company’s subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

16 Salaries and Related Charges (Consolidated)

	06/30/2015	12/31/2014
Provisions on payroll	162,042	128,181
Profit sharing, bonus and premium	88,657	108,632
Social charges	32,498	44,747
Salaries and related payments	12,224	10,904
Benefits	1,343	1,617
Others	1,181	498

	297,945	294,579

17 Taxes Payable (Consolidated)

	06/30/2015	12/31/2014
ICMS	108,641	93,761
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	12,422	14,822
PIS and COFINS	11,900	11,922
ISS	5,977	6,304
IPI	5,693	3,858
National Institute of Social Security (INSS)	2,349	2,991
Income Tax Withholding (IRRF)	2,021	2,267
Others	4,001	2,910

	153,004	138,835

18 Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Changes in the provision for asset retirement obligation are as follows:

	06/30/2015	06/30/2014
Initial balance	70,802	69,661
Additions (new tanks)	321	267
Expense with tanks removed	(1,973)	(1,917)
Accretion expense	4,303	2,939

Final balance	73,453	70,950

Current	5,104	4,556
Non-current	68,349	66,394

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

19 Deferred Revenue (Consolidated)

The Company’s subsidiaries have recognized the following deferred revenue:

	06/30/2015	12/31/2014
‘am/pm’ and Jet Oil franchising upfront fee	13,780	14,785
Loyalty program “Km de Vantagens”	9,733	10,025
Loyalty program “Club Extra”	7,130	6,349

	30,643	31,159

Current	22,082	23,450
Non-current	8,561	7,709

Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and are considered part of sales revenue.

Subsidiary Extrafarma has a loyalty program called Club Extra (www.clubextra.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of one year, for prizes offered by its partners. Points received by Extrafarma’s customers may be used with the partner Multiplus Fidelidade and as recharge credit on a mobile phone are considered part of sales revenue.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points. Deferred revenue is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended June 30, 2015 with 1,731 stores (1,708 stores as of December 31, 2014). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended June 30, 2015 with 1,351 stores (1,337 stores as of December 31, 2014). The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

20 Shareholders’ Equity

a. Share Capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. As of June 30, 2015, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of June 30, 2015, on BM&FBOVESPA was R$ 65.70.

As of June 30, 2015, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of June 30, 2015, there were 30,603,897 common shares outstanding abroad in the form of ADRs (31,714,297 shares as of December 31, 2014).

b. Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997.

On December 10, 2014, the Board of Directors approved Ultrapar’s Shares Repurchase Program (“Share Repurchase Program 2014/15”), with maximum period for the acquisition of 365 days, from December 12, 2014 and maximum acquisition number of 6,500,000 common shares. Until June 30, 2015, the Company acquired 2,789,200 common shares at an average cost of R$ 59.86 per share.

As of June 30, 2015, 9,967,356 common shares (7,148,156 as of December 31, 2014) were held in the Company’s treasury, acquired at an average cost of R$ 27.13 per share (R$ 14.42 as of December 31, 2014).

c. Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 26.09 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

d. Revaluation Reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e. Profit Reserves

Legal Reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the share capital.

The amounts of retention of profits and investments reserve are free of distribution restrictions and totaled R$ 2,772,527 as of June 30, 2015 and December 31, 2014.

f. Other Comprehensive Income

Valuation Adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized directly in equity as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case the financial instruments are prepaid.

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company and (ii) an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in other comprehensive income of the Company are as follows:

	Valuation adjustments
	Fair value of financial investment available for sale	Actuarial gains of post- employment benefits	Total	Cumulative translation adjustment
Balance as of December 31, 2014	51	7,098	7,149	43,192
Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	—	—	—	26,011
Changes in fair value	(916)	—	(916)	—

Balance as of June 30, 2015	(865)	7,098	6,233	69,203

	Valuation adjustments
	Fair value of financial investment available for sale	Actuarial gains of post- employment benefits	Total	Cumulative translation adjustment
Balance as of December 31, 2013	5	5,423	5,428	38,076
Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	—	—	—	13,856
Changes in fair value	(17)	—	(17)	—

Balance as of June 30, 2014	(12)	5,423	5,411	51,932

g. Dividends

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders. The proposed dividends payable as of December 31, 2014 in the amount of R$ 389,164 (R$ 0.71 – seventy one cents of Brazilian Real per share), were approved by the Board of Directors on February 25, 2015, and paid as of March 13, 2015, having been ratified in the Annual General Shareholders’ Meeting on April 15, 2015.

21 Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and, as from January 31, 2014, drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Pará, Amapá, Maranhão, Piauí, Ceará, and Rio Grande do Norte. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The main financial information of each of the Company’s segments are stated as follows:

	06/30/2015	06/30/2014
Net revenue from sales and services:
Ultragaz	2,159,878	1,940,432
Ipiranga	31,093,693	28,394,427
Oxiteno	1,864,425	1,653,648
Ultracargo	165,690	173,251
Extrafarma	657,073	473,838
Others (2)	20,883	19,263
Intersegment sales	(47,323)	(40,762)

Total	35,914,319	32,614,097

Intersegment sales:
Ultragaz	1,680	848
Ipiranga	—	—
Oxiteno	862	992
Ultracargo	23,898	19,780
Extrafarma	—	—
Others (2)	20,883	19,142

Total	47,323	40,762

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	2,158,198	1,939,584
Ipiranga	31,093,693	28,394,427
Oxiteno	1,863,563	1,652,656
Ultracargo	141,792	153,471
Extrafarma	657,073	473,838	(1)
Others (2)	—	121

Total	35,914,319	32,614,097

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	06/30/2015	06/30/2014
Operating income:
Ultragaz	76,177	67,053
Ipiranga	994,752	759,657
Oxiteno	275,085	139,393
Ultracargo	(22,175)	59,428
Extrafarma	3,555	19,501 (1)
Others (2)	26,848	(17,215)

Total	1,354,242	1,027,817

Share of profit of joint-ventures and associates:
Ultragaz	(26)	—
Ipiranga	(9,929)	(6,540)
Oxiteno	1,622	284
Ultracargo	326	548
Others (2)	8,535	73

Total	528	(5,635)

Financial income	203,160	171,254
Financial expenses	(511,570)	(384,597)

Income before income and social contribution taxes	1,046,360	808,839

Additions to property, plant, and equipment and intangible assets:
Ultragaz	131,617	100,590
Ipiranga	312,678	233,055
Oxiteno	49,364	49,879
Ultracargo	6,155	14,031
Extrafarma	31,419	9,175 (1)
Others (2)	12,122	15,306

Total additions to property, plant, and equipment and intangible assets (see Notes 12 and 13)	543,355	422,036
Asset retirement obligation – fuel tanks (see Note 18)	(321)	(267)
Capitalized borrowing costs	(11,561)	(2,844)

Total investments in property, plant, and equipment and intangible assets (cash flow)	531,473	418,925

Depreciation and amortization charges:
Ultragaz	69,036	67,333
Ipiranga	294,366	259,522
Oxiteno	70,846	67,503
Ultracargo	20,751	24,629
Extrafarma	10,514	5,342 (1)
Others (2)	12,060	6,363

Total	477,573	430,692

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	06/30/2015	12/31/2014
Total assets (excluding intersegment account balances):
Ultragaz	2,836,126	2,701,673
Ipiranga	8,811,669	9,138,758
Oxiteno	4,272,471	4,229,501
Ultracargo	1,282,852	1,382,969
Extrafarma	620,194	602,409
Others (2)	1,718,352	1,425,072

Total	19,541,664	19,480,382

(1)	Information of the period from February 1 to June 30, 2014.
(2)	Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	06/30/2015 (1)	12/31/2014
United States of America	159,630	137,470
Mexico	118,909	107,554
Uruguay	63,122	55,855
Venezuela	22,090	18,763

(1)	The increase in fixed and intangible assets as of June 30, 2015 is substantially due to the devaluation of the Real against the functional currencies of the foreign subsidiaries used in the translation of information.

The Company generates revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	06/30/2015	06/30/2014
Net revenue:
Brazil	35,332,097	32,169,892
Mexico	89,928	68,920
Venezuela	64,447	38,496
Other Latin American countries	197,261	166,582
United States of America and Canada	87,236	73,739
Far East	75,751	25,970
Europe	40,538	42,468
Others	27,061	28,030

Total	35,914,319	32,614,097

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

22 Risks and Financial Instruments (Consolidated)

Risk Management and Financial Instruments—Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•	Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.

•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.

•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Currency Risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais as of June 30, 2015 and December 31, 2014:

Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	06/30/2015	12/31/2014
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	733.6	594.9
Foreign trade receivables, net of allowance for doubtful accounts	193.5	190.3
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	534.4	507.3

	1,461.5	1,292.5

Liabilities in foreign currency
Financing in foreign currency	(2,352.7)	(1,867.2)
Payables arising from imports, net of advances to foreign suppliers	(60.1)	(70.6)

	(2,412.8)	(1,937.8)

Foreign currency hedging instruments	1,081.3	783.3

Net asset position – Total	130.0	138.0

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 130.0 million in foreign currency:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
(1) Income statement effect	Real devaluation	(13.5)	(33.7)	(67.5)
(2) Shareholders’ equity effect		26.5	66.2	132.5

(1) + (2)	Net effect	13.0	32.5	65.0

(3) Income statement effect	Real appreciation	13.5	33.7	67.5
(4) Shareholders’ equity effect		(26.5)	(66.2)	(132.5)

(3) + (4)	Net effect	(13.0)	(32.5)	(65.0)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 20.f—Cumulative Translation Adjustments).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Interest Rate Risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES, and other development agencies, as well as debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of June 30, 2015, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, in which the Company swapped the fixed interest rate of certain debts to floating interest rates (CDI).

The table below shows the financial assets and liabilities exposed to floating interest rates as of June 30, 2015 and December 31, 2014:

In millions of Brazilian Reais	Note	06/30/2015	12/31/2014
CDI
Cash equivalents	4	1,911.9	2,690.6
Financial investments	4	565.1	902.7
Asset position of foreign exchange hedging instruments—CDI	22	146.4	114.2
Loans and debentures	14	(5,334.4)	(5,157.9)
Liability position of foreign exchange hedging instruments—CDI	22	(950.1)	(749.6)
Liability position of hedging instruments from pre-fixed interest to CDI	22	(27.8)	(486.1)

Net liability position in CDI		(3,688.9)	(2,686.1)

TJLP
Loans –TJLP	14	(472.3)	(540.5)

Net liability position in TJLP		(472.3)	(540.5)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	22	900.0	761.8
Loans—LIBOR	14	(959.6)	(814.3)

Net liability position in LIBOR		(59.6)	(52.5)

TIIE
Loans—TIIE	14	(33.7)	(32.3)

Net liability position in TIIE		(33.7)	(32.3)

SELIC
Loans – SELIC	14	(4.5)	—

Net liability position in SELIC		(4.5)	—

Total net liability position exposed to floating interest		(4,259.0)	(3,311.4)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income as of June 30, 2015, due to the effect of floating interest rate changes in different scenarios:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	21.9	46.9	88.6
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.7	1.8	3.5
Interest effect on debt in CDI	Increase in CDI	(40.8)	(90.3)	(172.6)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(8.0)	(20.2)	(40.3)

Incremental expenses		(26.2)	(61.8)	(120.8)

Interest effect on debt in TJLP	Increase in TJLP	(1.4)	(3.6)	(7.1)

Incremental expenses		(1.4)	(3.6)	(7.1)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.1	0.3	0.6
Interest effect on debt in LIBOR	Increase in LIBOR	(0.1)	(0.3)	(0.6)

Incremental expenses		—	—	—

Interest effect on debt in TIIE	Increase in TIIE	(0.1)	(0.2)	(0.4)

Incremental expenses		(0.1)	(0.2)	(0.4)

Interest effect on debt in SELIC	Increase in SELIC	—	—	(0.1)

Incremental expenses		—	—	(0.1)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments, and trade receivables.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk—The Company’s policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	06/30/2015	12/31/2014
Ipiranga	147,308	136,104
Ultragaz	23,928	24,140
Oxiteno	10,654	4,522
Extrafarma	7,683	11,067
Ultracargo	2,945	2,611

Total	192,518	178,444

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 2,478.0 million, including estimated interests on loans. Furthermore, the investment plan for 2015 totals R$ 1,418 million, and until the first semester of 2015 the amount of R$ 467 million had been realized. As of June 30, 2015, the Company and its subsidiaries had R$ 3,258.7 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Notes 4 and 14).

The table below presents a summary of financial liabilities as of June 30, 2015 to be settled by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet as of June 30, 2015.

	In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years

Loans including future contractual interest (1) (2)	10,798.2	2,478.0	5,567.6	2,676.1	76.5
Currency and interest rate hedging instruments (3)	142.6	88.8	53.8	—	—
Trade payables	958.3	958.3	—	—	—

(1)	To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 13.3 % p.a., (ii) exchange rate of the Real against the U.S. dollar of R$ 3.20 in 2015, R$ 3.48 in 2016, R$ 3.81 in 2017, R$ 4.13 in 2018, and R$ 4.46 in 2019, (iii) TJLP of 6.5% p.a. and (iv) IGP-M of 6.7% in 2015, 6.4% in 2016, 5.4% in 2017, 5.7% in 2018, and 5.7% in 2019 (source: BM&FBOVESPA, Bulletin Focus and financial institutions).
(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA on June 30, 2015 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) on June 30, 2015. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Notional amount(1)		Fair value		Amounts receivable	Amounts payable
			06/30/2015	12/31/2014	06/30/2015	12/31/2014	06/30/2015
					R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco, BTMU, Citibank, Itaú, JP Morgan, Santander
Receivables in U.S. dollars (LIBOR)		Aug 2015 to Sep 2017	US$ 290.0	US$ 290.0	900.0	761.8	900.0	—
Receivables in U.S. dollars (Fixed)			US$ 103.8	US$ 50.6	327.9	136.6	327.9	—
Payables in CDI interest rate			US$ (393.8)	US$ (340.6)	(950.1)	(749.1)	—	950.1

Total result			—	—	277.8	149.3	1,227.9	950.1

b.1 and b.2 – Exchange rate swaps payable in U.S. dollars + COUPON	Bradesco, Citibank, Itaú, Santander	Aug 2015 to Sep 2015
Receivables in CDI interest rates			US$ 46.7	US$ 42.9	146.4	114.2	146.4	—
Payables in U.S. dollars (Fixed)			US$ (46.7)	US$ (42.9)	(146.6)	(115.6)	—	146.6

Total result			—	—	(0.2)	(1.4)	146.4	146.6

c – Interest rate swaps in R$	Banco do Brasil, Itaú	Mar 2016 to Aug 2016
Receivables in fixed interest rate			R$27.5	R$327.5	26.9	532.0	26.9	—
Payables in CDI interest rate			R$(27.5)	R$(327.5)	(27.8)	(486.1)	—	27.8

Total result			—	—	(0.9)	45.9	26.9	27.8

d – Exchange rate swaps receivable in Euros
Receivables in Euros (Fixed)	Itaú	—	—	€0.2	—	0.5	—	—
Payables in CDI interest rate			—	€(0.2)	—	(0.5)	—	—

Total result			—	—	—	—	—	—

Total gross result					276.7	193.8	1,401.2	1,124.5
Income tax					(52.2)	(36.7)	(52.2)	—

Total net result					224.5	157.1	1,349.0	1,124.5

Positive result (see Note 4)					249.3	164.5
Negative result (see Note 14)					(24.8)	(7.4)

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Hedging instruments existing as of June 30, 2015 are described below, according to their category, risk, and hedging strategy:

a—Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, and (ii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of June 30, 2015, the Company and its subsidiaries had outstanding swap contracts totaling US$ 393.8 million in notional amount with a liability position, on average of 101.9 % of CDI, of which US$ 103.8 million, on average, had an asset position at US$ + 2.75 % p.a. and US$ 290.0 million had an asset position at US$ + LIBOR + 0.8% p.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.1—Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of June 30, 2015, these swap contracts totaled US$ 10.7 million and, on average, had an asset position at 81.6% of CDI and a liability position at US$ + 0.0% p.a.

b.2—Hedging against foreign exchange exposure of net investments in foreign operations—The purpose of these contracts is to minimize the effect of exchange variation of investments in foreign subsidiaries with functional currencies different from the functional currency of the Company, turning them into investments in Brazilian Reais. As of June 30, 2015, the Company and its subsidiaries had outstanding swap contracts totaling US$ 36.0 million in notional amount with an asset position at 94.1% of CDI and a liability position of US$ + 0.0% p.a.

c—Hedging against the interest rate fixed in local financing—The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. As of June 30, 2015 these swap contracts totaled R$ 27.5 million of notional amount corresponding to principal amount of related debt, and on average had an asset position at 8.0% p.a. and a liability position at 88.8% of CDI.

d—Hedging against the foreign currency exchange exposure of liabilities—The purpose of these contracts is offset the effect of exchange variation of debts or firm commitments in euro, turning them into debts or firm commitments in Reais indexed to the CDI. As of June 30, 2015, the Company and its subsidiaries had no swap contracts.

Hedge Accounting

The Company and its subsidiaries test, throughout the duration of the hedge, the effectiveness of their derivatives, as well as the changes in their fair value. The Company and its subsidiaries designate as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On June 30, 2015, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 300.0 million. As of June 30, 2015, a gain of R$ 64.8 million related to the result of hedging instruments, a loss of R$ 8.4 million related to the fair value adjustment of debt, and a loss of R$ 93.4 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 102.5% of CDI (see Note 14.c.1).

On June 30, 2015, the notional amount of exchange rate hedging instruments designated as cash flow hedges were settled and a gain for the six-month period ended June 30, 2015 of R$ 37.4 million was recognized through the income statement.

On June 30, 2015, the notional amount of exchange rate hedging instruments designated as hedges of net investment in a foreign operation totaled US$ 36.0 million relating to the portion of investments in entities which have functional currency different from the Real. For the six-month period ended June 30, 2015, a loss of R$ 7.9 million was recorded. The exchange rate on investment and the hedging instrument effects were offset in equity.

On June 30, 2015, the notional amount of interest rate hedging instruments totaled R$ 27.5 million, referring to the principal of the pre-fixed loans in Brazilian Reais. As of June 30, 2015, a gain of R$ 2.1 million related to the result of hedging instruments, a loss of R$ 0.3 million related to the fair value adjustment of debt, and a loss of R$ 23.9 million related to the accrued interest rate of the debt were recognized in the income statement, transforming the average effective cost of the operations into 88.8% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity as of June 30, 2015 and December 31, 2014 and income statement as of June 30, 2015 and 2014 of the Company and its subsidiaries:

	R$ million
	06/30/2015
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(46.9)	—
b – Exchange rate swaps payable in U.S. dollars (ii)	1.7	(7.9)
c – Interest rate swaps in R$ (iii)	1.8	—

Total	(43.4)	(7.9)

	R$ million
	06/30/2014	12/31/2014
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(20.5)	—
b – Exchange rate swaps payable in U.S. dollars (ii)	9.0	(7.3)
c – Interest rate swaps in R$ (iii)	9.2	—

Total	(2.3)	(7.3)

The table above: (i) does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/ firm commitments), (ii) considers the designation effect of foreign exchange hedging and (iii) considers the designation effect of interest rate hedging in Brazilian Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of June 30, 2015 and December 31, 2014, are stated below:

			06/30/2015		12/31/2014
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	133,678	133,678	133,296	133,296
Financial investments in local currency	Measured at fair value through profit or loss	4	1,911,909	1,911,909	2,690,638	2,690,638
Financial investments in foreign currency	Measured at fair value through profit or loss	4	9,424	9,424	3,435	3,435
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	554,482	554,482	892,065	892,065
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	10,618	10,618
Fixed-income securities and funds in foreign currency	Available for sale	4	615,295	615,295	505,574	505,574
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	249,254	249,254	164,496	164,496

Total			3,484,660	3,484,660	4,400,122	4,400,122

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	956,570	956,570	1,132,644	1,132,644
Financing	Measured at amortized cost	14	5,198,652	5,148,819	4,904,248	4,878,005
Debentures	Measured at amortized cost	14	2,241,187	2,234,040	2,283,852	2,281,353
Finance leases	Measured at amortized cost	14	47,045	47,045	47,044	47,044
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	24,797	24,797	7,424	7,424
Subscription warrants – indemnification	Measured at fair value through profit or loss	3.a	129,710	129,710	92,072	92,072

Total			8,597,961	8,540,981	8,467,284	8,438,542

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.

•	Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG Inc.’s notes in the foreign market (see Note 14.b) is based on the quoted prices in an active market.

•	The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the reporting date.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of June 30, 2015 and December 31, 2014. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14), (v) guarantees to customers that have vendor arrangements (see Note 14.k), which are measured at fair value through profit or loss, and (vi) subscription warrants – indemnification, which are measured at fair value through profit or loss. The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks, and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1—prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2—inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3—inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries as of June 30, 2015 and December 31, 2014:

	Category	Note	06/30/2015	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	133,678	133,678	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	1,911,909	1,911,909	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	9,424	9,424	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	554,482	554,482	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	615,295	130,526	484,769	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	249,254	—	249,254	—

Total			3,484,660	2,750,637	734,023	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	956,570	—	956,570	—
Financing	Measured at amortized cost	14	5,148,819	794,111	4,354,708	—
Debentures	Measured at amortized cost	14	2,234,040	—	2,234,040	—
Finance leases	Measured at amortized cost	14	47,045	—	47,045	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	24,797	—	24,797	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	3.a	129,710	—	129,710	—

Total			8,540,981	794,111	7,746,870	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2014	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	133,296	133,296	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	2,690,638	2,690,638	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	3,435	3,435	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	892,065	892,065	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	505,574	146,782	358,792	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	164,496	—	164,496	—

Total			4,400,122	3,876,834	523,288	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,132,644	—	1,132,644	—
Financing	Measured at amortized cost	14	4,878,005	707,281	4,170,724	—
Debentures	Measured at amortized cost	14	2,281,353	—	2,281,353	—
Finance leases	Measured at amortized cost	14	47,044	—	47,044	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	7,424	—	7,424	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	3.a	92,072	—	92,072	—

Total			8,438,542	707,281	7,731,261	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition that, if exercised, may lead to the issuance of up to 3,205,622 shares in the future, related to subscription warrants – indemnification. The subscription warrants are measured using the price of the shares issued by Ultrapar (UGPA3) on the reporting date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and are not entitled to dividends. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. For further information of the Extrafarma acquisition, see Note 3.a) to the financial statements of the Company filed with the CVM on February 25, 2015.

Sensitivity Analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of June 30, 2015. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$3.88 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of June 30, 2015, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of June 30, 2015 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	220,583	581,764	942,944
(2) Debts/firm commitments in dollars	appreciation	(220,584)	(581,766)	(942,948)

(1)+(2)	Net effect	(1)	(2)	(4)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(1,517)	35,086	71,689
(4) Gross margin of Oxiteno	devaluation	1,517	(35,086)	(71,689)

(3)+(4)	Net effect	—	—	—

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract on BM&FBOVESPA as of June 30, 2015 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in R$)
(1) Fixed rate swap—CDI	Decrease in	—	675	1,402
(2) Fixed rate financing	Pre-fixed rate	—	(675)	(1,402)

(1)+(2)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

23 Provisions, Contingencies and Commitments (Consolidated)

a. Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by managements. Managements are supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2014	Additions	Write-offs	Monetary restatement	Balance on 06/30/2015
IRPJ and CSLL (i)	406,478	—	—	15,673	422,151
PIS and COFINS (ii)	119,237	—	—	3,662	122,899
ICMS	20,829	—	(1,048)	(349)	19,432
Social security	10,483	187	—	413	11,083
Civil litigation (iii)	58,336	4,776	(4,308)	43	58,847
Labor litigation (iv)	71,516	5,363	(2,806)	668	74,741
Other	562	9	(71)	5	505

Total	687,441	10,335	(8,233)	20,115	709,658

Current	64,169				64,693
Non-current	623,272				644,965

Some of the tax provisions above involve escrow deposits in the amount of R$525,300 as of June 30, 2015 (R$505,650 as of December 31, 2014).

b. Tax Matters

Provisions

(i) On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$404,294 as of June 30, 2015 (R$388,675 as of December 31, 2014). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the Company appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose trials are pending.

(i) The subsidiary IPP has a Declaratory Action discussing the constitutionality of Law No. 9316/1996, that denied the deduction of CSLL from the IRPJ tax basis. This claim was denied on 1st and 2nd instances, and the appeal presented to the Supreme Court awaits trial. The subsidiary has provision of R$21,209 as of June 30, 2015 (R$20,706 as of December 31, 2014) for this discussion.

(ii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., Empresa Carioca de Produtos Químicos S.A. (“EMCA”), IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP paid the amounts into escrow deposits, and recognized a corresponding provision in the amount of R$95,895 as of June 30, 2015 (R$92,457 as of December 31, 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Contingent Liabilities

The main tax claims of subsidiary IPP and its subsidiaries that are classified as having a possible risk of loss, and that have not been recognized in the interim financial information due to this assessment, are related to ICMS, and mainly, to: (a) the required proportional reversal of ICMS credits recognized on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production. The Company has determined the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current National Oil Agency) as R$114,049 as of June 30, 2015 (R$116,480 as of December 31, 2014), (b) alleged undue ICMS credits for which the tax authorities understand that there was no proof of origin for R$37,930 as of June 30, 2015 (R$36,370 as of December 31, 2014), (c) assessments for alleged non-payment of ICMS totaling R$53,619 as of June 30, 2015 (R$52,011 as of December 31, 2014), (d) assessment issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax, in the amount of R$47,671as of June 30, 2015 (R$45,256 as of December 31, 2014), (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF (the Brazilian Federal Court of Justice), totaling R$18,048 as of June 30, 2015 (R$17,806 as of December 31, 2014), (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ (the Brazilian High Court of Justice) is that it is possible to take credit, even if there is a defect in the document of the seller, as long as it is confirmed that the transaction occurred, for R$29,328 as of June 30, 2015 (R$28,811 as of December 31, 2014); (g) assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices, as of R$69,775 as of June 30, 2015 (R$60,412 as of December 31, 2014), (h) infraction relating to ICMS credits due to alleged non-compliance with legal formalities, for R$42,107 as of June 30, 2015 (R$40,224 as of December 31, 2014) and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law, in the amount of R$38,895 as of June 30, 2015 (R$36,396 as of December 31, 2014); (j) assessments that consider various possible breaches of auxiliary obligations, among them the alleged lack of issuance of invoices, the alleged failure of delivery, or delivery with errors of informative reports to the tax authorities, errors in the filling of DANFE—Auxiliary Document Electronic Invoice, among others, totaling R$9,751 as of June 30, 2015 (R$8,173 as of December 31, 2014); and (k) infraction notice for non-payment of ICMS related to the acquisition of basic lubricating oil, whose remittance was deferred to the time of the subsequent industrialized output relating to interstate transactions (covered by the constitutional non-incidence—article 155, X, ‘b’ of the Federal Constitution), totaling R$11,961 as of June 30, 2015 (R$11,579 as of December 31, 2014).

The subsidiary IPP has assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency classified as a possible risk of loss, as of June 30, 2015, is R$142,862 (R$140,566 as of December 31, 2014).

The subsidiary Extrafarma was assessed by the State Treasury of Pará mainly due to an alleged uncollected special anticipated ICMS due on state operations of acquisition of goods. The amount involved of R$51,656, was not accrued given that the chances of loss were assessed as possible. This tax assessment is being defended by the former shareholders of Extrafarma and, in the case of a loss, Ultrapar will be indemnified through the subscription warrants—indemnification (see Note 3.a).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Contingent Assets

The Company and its subsidiaries have favorable judgments to pay contributions to PIS and COFINS without the changes introduced by Law 9718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF (the Brazilian Supreme Federal Court) decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the Company’s subsidiaries are currently pending trial and, in the event all such lawsuits are decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income and social contribution taxes may reach R$36,568, net of attorney’s fees.

c. Civil Claims

Provisions

iii) The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental issues in the amount of R$58,847 as of June 30, 2015 (R$58,336 as of December 31, 2014).

Contingent Liabilities

The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE (Brazilian antitrust authority) based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed. Based on the above elements and on the opinion of its legal counsel, the subsidiary did not recognize a provision for this contingency.

As a result of the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar, CETESB—Environmental Company of the State of São Paulo charged a fine of R$22,500, due to the environmental and urban impacts allegedly caused by the incident. Tequimar filed before such Environmental Agency its refutation under the first administrative jurisdiction, in which, among other things, it claimed the inapplicability of federal legislation due to the existence of state legislation that not only regulate the issue but also may cause the fine reduction. It also denied the unlawful conduct by Tequimar. The chances of loss of such assessment were evaluated as possible. For more information see Note 31.

d. Labor Matters

Provisions

iv) The Company and its subsidiaries maintained provisions of R$74,741as of June 30, 2015 (R$71,516 as of December 31, 2014) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent Liabilities

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargaining agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargaining agreement dispute. Based on the opinion of their legal advisors, who reviewed the latest STF decision in the collective bargaining agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to recognize a provision as of June 30, 2015.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil, and labor nature, which are individually less relevant, and were estimated by their legal counsel as having possible and/or remote risks (proceedings whose chance of loss is 50% or less). A such, the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the interim financial information due to their contingent nature.

e. Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of June 30, 2015, these rates were R$6.99 per ton for Aratu and R$2.90 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons. The minimum purchase commitment and the actual demand accumulated to June 30, 2015 and 2014, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.

	Minimum purchase commitment (*)		Accumulated demand (actual)
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
In tons of ethylene	84,339	100,497	95,463	100,646

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated to June 30, 2015 and 2014, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. In agreement with Braskem S.A., in this semester the ethylene volume acquired jointly by Oxiteno S.A and Oxiteno Nordeste was considered for minimum purchase commitment purposes. Thus, the subsidiary met the minimum purchase required in the agreement.

	Minimum purchase commitment (*)		Accumulated demand (actual)
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
In tons of ethylene	20,101	22,050	17,669	22,085

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

f. Insurance Coverage in Subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum possible losses of certain locations are shown below:

	Maximum compensation value (*)
Oxiteno	US$	1,104
Ipiranga	R$	769
Ultracargo	R$	550
Ultragaz	R$	300
Extrafarma	R$	100

(*)	In millions. As of policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 50 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies maintained are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g. Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Bahiana, Utingás Armazenadora S.A., Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
June 30, 2015	18,807	21,205	—	40,012

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
June 30, 2015	payable	89,661	255,957	134,924	480,542
	receivable	(49,502)	(153,150)	(89,845)	(292,497)

The expense recognized for the six-month period ended June 30, 2015 for operating leases was R$51,756 (R$31,917 for the six-month period ended June 30, 2014), net of income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

24 Employee Benefits and Private Pension Plan (Consolidated)

a. ULTRAPREV—Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. For the six-month period ended June 30, 2015, the Company and its subsidiaries contributed R$ 10,761 (R$ 9,685 for the six-month period ended June 30, 2014) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of June 30, 2015 was 8,692 active participants and 152 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b. Post-employment Benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary as of December 31, 2014 and are recognized in the interim financial information in accordance with IAS 19 R2011 (CPC 33 R2).

	06/30/2015	12/31/2014
Health and dental care plan	30,166	28,521
FGTS Penalty	54,436	50,881
Bonus	27,116	25,288
Life insurance	15,943	15,101

Total	127,661	119,791

Current	10,995	11,419
Non-current	116,666	108,372

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

25 Revenue from Sale and Services (Consolidated)

	06/30/2015	06/30/2014
Gross revenue from sale	36,736,484	33,261,941
Gross revenue from services	281,137	279,433
Sales tax	(935,933)	(771,277)
Discounts and sales returns	(167,886)	(156,564)
Deferred revenue (see Note 19)	517	564

Net revenue from sales and services	35,914,319	32,614,097

26 Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	06/30/2015	06/30/2014
Raw materials and materials for use and consumption	32,249,162	29,533,742
Personnel expenses	902,097	787,336
Freight and storage	524,502	483,672
Depreciation and amortization	477,573	430,692
Advertising and marketing	96,901	104,514
Services provided by third parties	100,238	106,985
Lease of real estate and equipment	68,070	55,044
Other expenses	166,421	132,555

Total	34,584,964	31,634,540

Classified as:
Cost of products and services sold	32,789,552	30,042,257
Selling and marketing	1,197,827	1,027,623
General and administrative	597,585	564,660

Total	34,584,964	31,634,540

Research and development expenses are recognized in the income statements and amounted to R$18,970 for the six-month period ended June 30, 2015 (R$18,650 for the six-month period ended June 30, 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

27 Other Operating Income, Net (Consolidated)

	06/30/2015	06/30/2014
Commercial partnerships	17,493	16,907
Merchandising	18,197	15,652
Loyalty program	8,602	2,418
Adjustment of working capital and net debt – Extrafarma acquisition (see Note 3.a)	13,784	—
Ultracargo – fire accident in Santos (see Note 31)	(75,360)	—
Compensation of undue use of Ultratecno brand	16,000	—
Others	1,540	6,591

Other operating income, net	256	41,568

28 Gain on Disposal of Property, Plant and Equipment and Intangibles (Consolidated)

The gain is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. For the six-month period ended June 30, 2015, the gain was R$ 24,631 (gain of R$ 6,692 for the six-month period ended June 30, 2014), represented primarily from disposal of property, plant, and equipment.

29 Financial Income (Expense)

	Parent		Consolidated
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Financial income:
Interest on financial investments	83,971	59,896	163,333	138,685
Interest from customers	—	—	37,870	30,137
Other financial income	8	5	1,957	2,432

	83,979	59,901	203,160	171,254

Financial expenses:
Interest on loans	—	—	(254,987)	(219,037)
Interest on debentures	(53,449)	(45,689)	(143,260)	(119,034)
Interest on finance leases	—	—	(2,737)	(4,523)
Bank charges, financial transactions tax, and other charges	2,053	1,347	(37,708)	(19,541)
Exchange variation, net of gains and losses with derivative instruments	—	—	(29,846)	(23,068)
Changes in subscription warranty —indemnification (see Note 3.a)	(37,969)	(48)	(37,969)	(48)
Monetary restatement of provisions, net, and other financial expenses	(9)	(8)	(5,063)	654

	(89,374)	(44,398)	(511,570)	(384,597)

Financial income (expense)	(5,395)	15,503	(308,410)	(213,343)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

30 Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has subscription warrants—indemnification and a deferred stock plan, as mentioned in Notes 3.a) and 8.c), respectively.

	06/30/2015	06/30/2014
Basic Earnings per Share
Net income for the period of the Company	713,432	545,988

Weighted average shares outstanding (in thousands)	545,190	544,609
Basic earnings per share –R$	1.3086	1.0025

	06/30/2015	06/30/2014
Diluted Earnings per Share
Net income for the period of the Company	713,432	545,988

Weighted average shares outstanding (in thousands), including deferred stock plan and subscription warrants—indemnification	549,570	548,641
Diluted earnings per share –R$	1.2982	0.9952

	06/30/2015	06/30/2014
Weighted Average Shares Outstanding (in thousands)
Weighted average shares outstanding for basic per share calculation:	545,190	544,609
Dilution effect
Subscription warrants—indemnification	2,172	1,965
Deferred Stock Plan	2,208	2,067

Weighted average shares outstanding for diluted per share calculation:	549,570	548,641

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

31 Ultracargo – Fire accident in Santos

On April 2, 2015, part of the storage facilities operated by Ultracargo in Santos, in the state of São Paulo, endured a nine-day fire that spread to six ethanol and gasoline tanks. The six tanks represented 4% of Ultracargo’s overall capacity in Brazil as of December 31, 2014. There were no casualties and the cause of such accident and its impacts are still being investigated, including the extent of operational losses, damage to assets, potential environmental and other liabilities and reputational harm. The Company maintains insurance policies to cover certain risks to which the subsidiaries are exposed (see Note 23.f).

On April 9, 2015, the Santos municipal government suspended Ultracargo’s activities in that city. Ultracargo’s operations in Santos comprise two separate areas. On April 27, 2015, the authorization granted by the municipal government to Ultracargo to resume operations in the area not affected by the accident was published in the Santos Official Gazette (Diário Oficial de Santos). The still suspended operations correspond to 185 thousand cubic meters capacity, or 22.5% of Ultracargo’s overall capacity in Brazil.

Experts of the Criminalistics Institute are still working on the investigation to discover the causes of the incident. Ultracargo was granted with the required authorizations to perform the first stage of the decommissioning plan of the area, which consists of the removal, transfer and disposal of the products and waste. This stage will be followed by the execution of the second stage of the work, which consists of the removal of the equipment and the structures of the terminal affected by the fire, in order to resume the operations in the remaining unavailable area. The first stage was initiated in July and is still in progress.

São Paulo, August 5, 2015 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3 / NYSE: UGP), a multi-business company engaged in specialized distribution and retail (Ipiranga / Ultragaz / Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the second quarter of 2015.

Main highlights in 2Q15

Results conference call

Brazilian conference call

August 7, 2015

10:00 a.m. (US EST)

Telephone for connection: +55 11 2188 0155

Code: Ultrapar

International conference call

August 7, 2015

11:30 a.m. (US EST)

Participants in Brazil: 0800 891 0015

Participants in the USA: +1 877 317 6776

International participants: +1 412 317 6776

Code: Ultrapar

IR Contact

E-mail: invest@ultra.com.br

Telephone: + 55 11 3177 7014

Website: www.ultra.com.br

Ultrapar Participações S.A.

UGPA3 = R$ 65.70/share (06/30/15)

UGP = US$ 21.02/ADR (06/30/15)

•  ULTRAPAR’S NET REVENUES TOTAL R$ 19 BILLION IN 2Q15, AN 11% GROWTH OVER 2Q14.

•  ULTRAPAR’S EBITDA REACHES R$ 846 MILLION IN 2Q15, A 13% GROWTH OVER 2Q14. EXCLUDING EXPENSES RELATED TO THE FIRE IN SANTOS AND NON-RECURRING GAINS, ULTRAPAR’S EBITDA WOULD HAVE GROWN 19% COMPARED TO 2Q14.

•  NET EARNINGS REACH R$ 331 MILLION IN 2Q15, A 10% GROWTH OVER 2Q14.

•  DIVIDEND DISTRIBUTION OF R$ 437 MILLION FOR 1H15 APPROVED, A 12% GROWTH COMPARED TO DIVIDENDS FOR 1H14.

•  SHARE REPURCHASE PROGRAM TOTALS 935 THOUSAND SHARES IN 2Q15, REACHING 2.8 MILLION SHARES ACQUIRED IN 1H15.

“We are pleased to present one more quarter of positive earnings progression, continuing the trend seen in previous years, even in an environment of economic downturn. This performance is the result of continuous and relevant investments to strengthen and expand our businesses, of our corporate governance designed towards the alignment of interests and of Ultrapar’s resilient nature, which allow for a consistent performance through the economic cycles. We also conducted some changes in Ultrapar’s executive board, in line with my commitment of contributing to the company’s leadership development. For the second semester, we plan to continue investing in Ultrapar’s strengthening and growth, creating opportunities for our businesses and partners, providing our customers with more convenience and quality and creating value for the company.”

Thilo Mannhardt – CEO

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

In September 2013, Ultrapar entered into an association agreement with Extrafarma. The transaction was closed on January 31, 2014 upon the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated in Ultrapar’s financial statements as from February 1, 2014. Consequently, Ultrapar’s financial statements for the periods prior to February 1, 2014 do not include Extrafarma’s results and its operational data included in this release refer, for 1H14, exclusively to the months of February to June 2014. As a consequence of the closing of the transaction, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, which corresponded to R$ 141.9 million of capital increase and R$ 498.8 million of increase in capital reserve, totaling an increase in equity of R$ 640.7 million. In addition, Ultrapar issued subscription warrants that, if exercised, would result in an issuance of up to 4,007,031 shares in the future, of which 801,409 shares related to subscription warrants—working capital and 3,205,622 shares related to subscription warrants—indemnification. On June 30, 2014, upon evaluation of working capital and net debt adjustments, it was assessed that the subscription warrants—working capital would not be exercised in favor of Extrafarma’s previous shareholders. Thus, the company fully reversed the provision for the issue of 801,409 shares related to subscription warrants—working capital, which on the closing date totaled R$ 42.1 million. Additionally, it was verified that Ultrapar has R$ 26.0 million in receivables due to the final working capital and net indebtedness adjustment, registered under “other accounts receivable” in current assets. On June 22, 2015, the agreement related to the final adjustment of working capital and net indebtedness of the transaction was executed by and between the parties. Ultrapar recognized in 2Q15 income statement, under “Other operating results”, an of amounting R$ 13.8 million related to the difference between the final working capital and net indebtedness adjustment and the amount of R$ 12.2 million previously registered in “other accounts receivables” on December 31, 2014. The number of shares of subscription warrants—indemnification may be exercised from 2020 and it is adjusted according to the variations of provisions for tax, civil and labor risks and contingent liabilities related to the period beginning before January 31, 2014. The value of the transaction was R$ 719.9 million. For further information, see Note 3a and Note 22 to the Financial Statements for the year ended December 31, 2014.

EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA starting from net earnings is presented below:

R$ million	2Q15	2Q14	1Q15	Δ (%) 2Q15v2Q14	Δ (%) 2Q15v1Q15	1H15	1H14	Δ (%) 1H15v1H14
Net earnings	331.1	301.4	386.6	10%	-14%	717.7	550.7	30%
(+) Income and social contribution taxes	145.8	134.5	182.8			328.7	258.2
(+) Financial expenses (income), net	127.2	98.6	181.2			308.4	213.3
(+) Depreciation and amortization	241.7	216.4	235.9			477.6	430.7
EBITDA	845.8	750.9	986.6	13%	-14%	1,832.3	1,452.9	26%

Summary of 2nd quarter 2015

Ultrapar — Consolidated data	2Q15	2Q14	1Q15	Δ (%) 2Q15v2Q14	Δ (%) 2Q15v1Q15	1H15	1H14	Δ (%) 1H15v1H14
Net sales and services	18,511	16,667	17,404	11%	6%	35,914	32,614	10%
Gross profit	1,543	1,300	1,582	19%	(2%)	3,125	2,572	21%
Operating profit	601	538	754	12%	(20%)	1,354	1,028	32%
EBITDA	846	751	987	13%	(14%)	1,832	1,453	26%
Net earnings¹	331	301	387	10%	(14%)	718	551	30%
Earnings per share attributable to Ultrapar shareholders²	0.60	0.54	0.70	10%	(14%)	1.30	1.00	30%
Amounts in R$ million (except for EPS)
¹	Under IFRS, consolidated net earnings include net earnings attributable to non-controlling shareholders of the controlled companies.
[2]	Calculated based on the weighted average number of shares over the period, excluding shares held in treasury.

Ipiranga — Operational data	2Q15	2Q14	1Q15	Δ (%) 2Q15v2Q14	Δ (%) 2Q15v1Q15	1H15	1H14	Δ (%) 1H15v1H14
Total volume (000 m³)	6,433	6,292	6,130	2%	5%	12,563	12,360	2%
Diesel	3,300	3,337	3,043	(1%)	8%	6,343	6,471	(2%)
Gasoline, ethanol and NGV	3,035	2,866	2,993	6%	1%	6,028	5,719	5%
Other[3]	98	89	93	10%	5%	191	170	12%
[3]	Fuel oils, arla 32, kerosene, lubricants and greases.

Oxiteno — Operational data	2Q15	2Q14	1Q15	Δ (%) 2Q15v2Q14	Δ (%) 2Q15v1Q15	1H15	1H14	Δ (%) 1H15v1H14
Total volume (000 tons)	193	190	175	1%	10%	368	381	(4%)
Product mix
Specialty chemicals	157	167	155	(6%)	1%	312	332	(6%)
Glycols	35	23	20	54%	77%	55	49	12%
Geographical mix
Sales in Brazil	138	135	127	2%	8%	265	273	(3%)
Sales outside Brazil	55	55	48	(1%)	14%	102	109	(6%)

Ultragaz — Operational data	2Q15	2Q14	1Q15	Δ (%) 2Q15v2Q14	Δ (%) 2Q15v1Q15	1H15	1H14	Δ (%) 1H15v1H14
Total volume (000 tons)	430	428	403	0%	7%	833	820	2%
Bottled	297	289	273	3%	9%	570	552	3%
Bulk	133	140	130	(5%)	2%	263	268	(2%)

Ultracargo — Operational data	2Q15	2Q14	1Q15	Δ (%) 2Q15v2Q14	Δ (%) 2Q15v1Q15	1H15	1H14	Δ (%) 1H15v1H14
Effective storage[4] (000 m3)	609	728	758	(16%)	(20%)	684	725	(6%)
[4]	Monthly average.

Extrafarma — Operational data[5]	2Q15	2Q14	1Q15	Δ (%) 2Q15v2Q14	Δ (%) 2Q15v1Q15	1H15	1H14	Δ (%) 1H15v1H14
Gross revenues (R$ million)	359	308	338	17%	6%	697	498	40%
Number of stores (end of period)	234	203	226	15%	4%	234	203	15%
[5]	As highlighted in “Considerations on the financial and operational information”, unless otherwise indicated, Extrafarma information for 1H14 refers to the months from February to June.

Macroeconomic indicators	2Q15	2Q14	1Q15	Δ (%) 2Q15v2Q14	Δ (%) 2Q15v1Q15	1H15	1H14	Δ (%) 1H15v1H14
Average exchange rate (R$/US$)	3.07	2.23	2.86	38%	7%	2.97	2.30	29%
Brazilian interbank interest rate (CDI)	3.0%	2.5%	2.8%			5.9%	5.0%
Inflation in the period (IPCA)	2.3%	1.5%	3.8%			6.2%	3.7%

Highlights

Dividend distribution of R$ 437 million approved – On this date, the Board of Directors of Ultrapar approved a dividend payment of R$ 437 million, equivalent to R$ 0.80 per share, which corresponds to the advance payment for the fiscal year 2015, to be paid from August 21, 2015. This amount is 12% higher than the dividends of 1H14 and represents an annualized dividend yield of 3% on Ultrapar’s average share price during the first half of 2015.

Ultrapar became part of MSCI Global Sustainability Indexes and received recognition for its reputation – As from June 2015, Ultrapar became part of MSCI Global Sustainability Index Series. MSCI ESG Research is one of the global leaders in analysis and benchmark indexes for investments which consider environmental, social and corporate governance aspects, covering more than 5.7 thousand publicly-traded companies worldwide. Indexes are reviewed on an annual basis and developed for investors who seek companies with a strong sustainability profile. In addition, Ultrapar was ranked 3rd among the best reputed companies listed on BM&FBOVESPA, according to the ranking Reputation Dividend Brazil 2015.

Update about the fire in a terminal operated by Ultracargo in Santos (SP) – In April 2015, part of the storage facilities operated by Ultracargo in Santos was hit by a fire, affecting 6 tanks with total capacity of 34 thousand cubic meters. In the 2Q15 Ultracargo incurred expenses of R$ 75 million related to fire, especially in resources deployed in the firefighting. Experts of the Instituto de Criminalística (a Brazilian Criminal Institute) are still working in the investigation into the causes of the accident. As a result of the event, Ultracargo’s operations in Santos are partially suspended since April. The capacity of the unavailable part of the terminal corresponds to 185 thousand cubic meters, 55% of the capacity operated by Ultracargo in Santos and 22.5% of the company’s total capacity. Ultracargo obtained the necessary authorizations to perform the first stage of the decommissioning process, which consists of the removal, transfer and disposal of products and waste. The completion of the first stage of the process will be followed by a second stage, with the removal of equipments and structures of the area affected by the fire, aiming at the resumption of operations in the rest of currently unavailable area. The first stage began in July and is currently underway.

Ultrapar announces changes in its executive board – After eight years as Chief Financial and Investor Relations Officer for Ultrapar, André Covre assumed the position of Chief Executive Officer for Extrafarma, succeeding Paulo Lazera, who has completed the integration of Extrafarma to Ultrapar and will leave its executive functions. Paulo Lazera will continue involved with Ultrapar as a shareholder and special consultant to Extrafarma. The position of Investor Relations and Financial Officer for Ultrapar is now held by André Pires de Oliveira Dias since July 20, the date on which André Covre ceased to hold such position. André Pires held a similar position at Gerdau and has experience in large companies with responsible financial management culture and international outreach.

Executive summary of the results

During 2Q15, the Brazilian macroeconomic environment followed the same trend seen since the beginning of the year, with the combination of inflation above the target, increasingly weak economic activity, rising interest rates and depreciation of the Real. Such worsening was also followed by a rise in the unemployment rate in this quarter, adding an aggravating element to the economic situation. In the international scenario, oil prices remained at levels much lower than those observed in the last years, ending the quarter at US$ 62/barrel (Brent), 44% below the closing price in 2Q14. The base interest rate increased from 12.75% at the end of the first quarter to 13.75% at the end of the second quarter of 2015, as compared to 11.0% in June 2014. Exchange rate R$/US$ presented a small variation between initial and closing rates in 2Q15. However, on average, Real remained 38% weaker against US dollar in 2Q15 compared to 2Q14. According to Anfavea, the number of light vehicles licensed totaled 0.6 million units in 2Q15, a 23% decrease when compared to the same period of the previous year. If we assume the 23% decrease for the year 2015, the estimated growth of the light vehicle fleet in 2015 would be 4% compared to 2014. In the retail pharmacy sector, according to data from members of Abrafarma, sales continue to grow, and ended the 2Q15 with a 14% increase compared to 2Q14.

At Ipiranga, sales volume in 2Q15 grew by 2% compared to 2Q14, driven mainly by the 6% growth in fuels for light vehicles (Otto cycle), resulting from the increase in the light vehicles fleet and from investments made in recent years in Ipiranga’s network expansion (opening of new service stations and conversion of unbranded service stations) and related logistics infrastructure. The growth of Otto cycle was partially offset by the reduction in diesel sales, following the weak performance of the Brazilian economy. EBITDA reached R$ 576 million, an increase of 10% compared to 2Q14, due to increased sales volume, a sales mix with greater share of the reseller segment (sales at service stations), the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty.

At Oxiteno, sales volume reached 193 thousand tons, up 1% over 2Q14, due to increased commodity sales, partially offset by the effects of the economic slowdown on sales volume of specialty chemicals in the domestic market, lower sales to the Argentinean market and the decision to discontinue a line of products for the leather market. EBITDA totaled R$ 203 million in 2Q15, up 106% over 2Q14, mainly due to a 38% weaker Real against the US dollar.

In 2Q15 Ultragaz reported stable sales volume compared to 2Q14, with the effect of the slowdown of the economy in the bulk segment being offset by commercial initiatives to capture new resellers in the bottled segment and new customers in the segment of small and medium-sized companies. In 2Q15, Ultragaz’s EBITDA reached R$ 73 million, a 1% decrease compared to 2Q14, due to a concentration of expenses in 2Q15, mainly with advertising and marketing in the Ultragaz brand relaunch campaign, partially offset by commercial initiatives implemented.

At Ultracargo, the average storage was 16% lower than than in 2Q14, due to the reduced activity in Santos terminal resulting from the fire accident occurred in early April 2015, partially offset by increased handling of fuels and fuel oil for thermoelectric plants. Ultracargo’s EBITDA was negative by R$ 49 million in 2Q15, due to lower storage and expenses resulting from the fire in Santos terminal. Excluding Ultracargo’s operations in Santos, the other Ultracargo’s terminals recorded EBITDA of R$ 26 million, an 8% increase compared to 2Q14.

Extrafarma ended the 2Q15 with 234 stores in the North and Northeast regions of Brazil, an increase of 31 stores compared to 2Q14. Extrafarma’s gross revenues totaled R$ 359 million, a 17% increase compared to 2Q14, mainly due to the increased number of stores and a 12% growth in same store sales. Extrafarma’s EBITDA in 2Q15 amounted to R$ 9 million, a 38% decrease as compared to 2Q14, due to the addition of expenses for the structuring for a more accelerated growth, including the start up of the new distribution center of Ceará, the benefits of which shall be generated in the next years.

The performance of its businesses led Ultrapar to a consolidated EBITDA of R$ 846 million in 2Q15, up 13% over 2Q14. Excluding expenses related to the fire accident in Santos and non-recurring gains recorded by Ultrapar, described on page 11 hereof, Ultrapar’s EBITDA would have grown 19% compared to 2Q14. Ultrapar’s net income in 2Q15 was R$ 331 million, an increase of 10% over 2Q14, as a result of the EBITDA growth.

Ipiranga

Operational performance – Ipiranga’s sales volume totaled 6,433 thousand cubic meters in 2Q15, 2% above 2Q14 volume. Sales volume of fuels for light vehicles (Otto cycle) increased by 6%, driven by the growth in the vehicle fleet, the investments made to expand Ipiranga’s network and the increase in ethanol sales. The volume of diesel decreased by 1% as compared to 2Q14 due to the weak performance of the economy. Compared to 1Q15, sales volume increased by 5%, mainly due to seasonality between periods. In 1H15, Ipiranga accumulated sales volume of 12,563 thousand cubic meters, up 2% over 1H14.

Ipiranga – Sales volume (000 m³)

Net sales and services – Ipiranga’s net sales and services reached R$ 15,975 million in 2Q15, up 10% over 2Q14, mainly as a result of (i) the rise in gasoline and diesel costs in the refineries in November 2014 and February 2015, (ii) increased sales volume, (iii) improved sales mix, resulting from investments in the expansion of the service station network, which enabled an increased share of the reseller segment and (iv) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Compared to 1Q15, net sales and services increased by 6% as a result of a seasonally higher volume and the rise in fuel costs in February 2015. In 1H15, Ipiranga’s net sales and services amounted to R$ 31,094 million, up 10% over 1H14.

Cost of goods sold – Ipiranga’s cost of goods sold totaled R$ 15,073 million in 2Q15, up 10% compared to 2Q14, mainly due to the rise in gasoline and diesel costs in the refineries in November 2014 and February 2015 and increased sales volume. As compared to 1Q15, the cost of products sold increased by 7% due to the seasonally higher volumes, partially offset by the temporary inventory gains and import of fuels in 1Q15. In 1H15, Ipiranga’s cost of goods sold totaled R$ 29,170 million, up 9% over 1H14.

Sales, general and administrative expenses – Ipiranga´s sales, general and administrative expenses amounted to R$ 502 million in 2Q15, a 10% increase over 2Q14, mainly resulting from (i) increased freight expenses due to the volume growth and the rise in diesel costs, (ii) the expansion of the distribution network and (iii) increased expenses with civil and labor contingencies and (iv) the effects of inflation on expenses. Compared to 1Q15, sales, general and administrative expenses increased by 1% due to volume growth and the rise in diesel costs, partially offset by lower expenses with advertising and marketing. In 1H15, Ipiranga’s sales, general and administrative expenses totaled R$ 998 million, up 6% over 1H14.

EBITDA – Ipiranga reported EBITDA of R$ 576 million in 2Q15, an increase of 10% compared to 2Q14, mainly due to increased sales volume, a sales mix with greater share of the reseller segment (sales at service stations), both of them boosted by investments in network expansion, and to the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Compared to 2Q15, EBITDA decreased by 19% mainly due to the temporary inventory gains and import of fuels in 1Q15, partially offset by the seasonally higher sales volume. In 1H15, Ipiranga’s EBITDA totaled R$ 1,290 million, up 27% over 1H14.

Oxiteno

Operational performance – Oxiteno’s sales volume totaled 193 thousand tons in 2Q15, 1% (2 thousand tons) growth as compared to 2Q14. The sales volume of commodities was 54% (12 thousand tons) higher, due to the worse commodity price conditions in the foreign market in 2Q14 and the scheduled stoppage of the Camaçari plant in March of 2015, causing the postponement of sales. Sales volume of specialty chemicals was 6% (10 thousand tons) lower than that in 2Q14 as a result of the increasing worse performance of the Brazilian economy, lower sales to the Argentinean market and the decision to discontinue a line of products for the leather market. Compared to 1Q15, sales volume increased by 10% (17 thousand tons), with a 1% increase in sales of specialty chemicals and a 77% increase in sales of commodities, mainly due to the scheduled stoppage in the Camaçari plant in March 2015. Oxiteno’s sales volume in 1H15 totaled 368 thousand tons, down 4% from 1H14.

Oxiteno – Sales volume (000 tons)

Net sales and services – Oxiteno’s net sales and services totaled R$ 1,012 million in 2Q15, a 24% increase over 2Q14, due to a 38% weaker Real against the US dollar and increased sales volume, partially offset by the lower international oil prices and, consequently, the petrochemicals prices in general. Compared with 1Q15, net sales and services increased by 19%, mainly due to the 10% increase in sales volume and the 7% weaker Real. In 1H15, accumulated net sales and services totaled R$ 1,864 million, up 13% over 1H14.

Cost of goods sold – Oxiteno’s cost of goods sold in 2Q15 amounted to R$ 683 million, an 8% increase compared to 2Q14, mainly due a 38% weaker Real against the US dollar and higher sales volume, partially offset by lower international oil prices. Compared with 1Q15, cost of products sold increased by 13% due to the 10% increase in sales volume and the 7% weaker Real. In 1H15, Oxiteno’s cost of goods sold totaled R$ 1,286 million, up 1% over 1H14.

Sales, general and administrative expenses – Oxiteno’s sales, general and administrative expenses amounted to R$ 163 million in 2Q15, a 39% increase over 2Q14, mainly resulting from (i) increased logistics expenses, mainly as a result of the rise in diesel costs and the effect of a weaker Real, (ii) higher variable compensation, (iii) higher expenses with studies and projects and (iv) the effects of inflation. Compared to 1Q15, sales, general and administrative expenses increased by 16% due to higher expenses with studies and projects. In 1H15, sales, general and administrative expenses totaled R$ 303 million, up 23% over 1H14.

EBITDA – Oxiteno reported EBITDA of R$ 203 million in 2Q15, a 106% increase over 2Q14, equivalent to US$ 343/ton, due to the effect of a weaker Real against the US dollar, the decline in international oil prices and increased sales volume. As compared to 1Q15, EBITDA increased by 40%, substantially due to the same factors mentioned in the comparison with 2Q14. In 1H15, Oxiteno’s EBITDA totaled R$ 348 million, up 68% over 1H14.

Ultragaz

Operational performance – In 2Q15, Ultragaz reached sales volume of 430 thousand tons, in line with 2Q14, with the effect of the economic downturn in the bulk segment being offset by commercial initiatives to capture new resellers in the bottled segment and new customers in the segment of small and medium-sized companies. Compared with 1Q15, sales volume increased by 7%, mainly derived from the seasonality between periods. In the six-month period, Ultragaz accumulated sales volume of 833 thousand tons, up 2% over 1H14.

Ultragaz – Sales volume (000 tons)

Net sales and services – Ultragaz’s net sales and services was R$ 1,122 million in 2Q15, an 11% increase over 2Q14, mainly due to commercial initiatives, including improved sales mix, and the rise in the cost of LPG for use in the bulk segment by Petrobras in December 2014. Compared with 1Q15, net sales and services increased by 8%, mainly due to the sales volume growth. In 1H15, Ultragaz’s net sales and services amounted to R$ 2,160 million, up 11% over 1H14.

Cost of goods sold – Ultragaz’s cost of goods sold totaled R$ 953 million in 2Q15, a 10% increase compared to 2Q14, mainly due to the rise in the cost of LPG for use in the bulk segment by Petrobras in December 2014 and increased freight expenses resulting from the rise in diesel costs. Compared with 1Q15, the cost of goods sold increased by 8%, mainly due to the seasonally higher volume. In 1H15, Ultragaz’s cost of goods sold totaled R$ 1,836 million, up 10% over 1H14.

Sales, general and administrative expenses –Ultragaz’s sales, general and administrative expenses totaled R$ 131 million in 2Q15, a 25% increase compared to 2Q14, mainly resulting from (i) higher expenses of advertising and marketing in the Ultragaz brand relaunch campaign, highlighting the attributes of its current strategy focused on convenience and customer service, amounting to R$ 11 million, (ii) the concentration of legal expenses in 2Q15, in the amount of R$ 3 million, and (iii) the effects of inflation on expenses. Compared to 1Q15, sales, general and administrative expenses increased by 14% due to the same factors mentioned in the comparison with 2Q14. In 1H15, Ultragaz’s sales, general and administrative expenses totaled R$ 246 million, up 16% over 1H14.

EBITDA – In 2Q15, Ultragaz’s EBITDA decreased by 1% compared to 2Q14, due to the concentration of expenses in 2Q15, as described above, partially offset by commercial initiatives. Compared to 1Q15, EBITDA increased by 1%, mainly due to the volume growth, partially offset by increased expenses with advertising and marketing. In 1H15, Ultragaz’s EBITDA totaled R$ 145 million, 8% higher than that in 1H14.

Ultracargo

Operational performance – In 2Q15, Ultracargo’s average storage decreased by 16% compared to 2Q14 due to the partial interruption of the Santos terminal as a result of the fire accident occurred in early April, partially offset by the increased handling of fuels and fuel oil for thermoelectric plants. Compared to 1Q15, average storage decreased by 20%. Excluding the operations in Santos, Ultracargo’s other terminals increased average storage in 2Q15 by 2% and 5% compared to 2Q14 and 1Q15, respectively. In the first semester of 2015, Ultracargo’s average storage decreased by 6% compared with 1H14.

Ultracargo – Average storage (000 m³)

Net sales and services – Ultracargo’s net sales and services totaled R$ 73 million in 2Q15, reduction of 16% and 21% compared to 2Q14 and 1Q15, due to the lower product handling, result of the partial interruption of the Santos terminal as a result of the fire accident occurred in early April. Excluding the operations in Santos, Ultracargo’s other terminals increased net sales and services in 2Q15 by 8% and 4% compared to 2Q14 and 1Q15, respectively. In 1H15, Ultracargo’s net sales and services totaled R$ 166 million, down 4% from 1H14.

Cost of services provided – Ultracargo’s cost of services provided in 2Q15 amounted to R$ 35 million, 1% decrease compared to 2Q14, mainly due to lower expenses with port tariffs resulting from lower product handling. Compared to 1Q15, cost of services provided increased by 2%, mainly due to higher personnel expenses, partially offset by lower expenses with port tariffs. In 1H15, Ultracargo’s cost of services provided totaled R$ 70 million, down 1% from 1H14.

Sales, general and administrative expenses – Ultracargo’s sales, general and administrative expenses totaled R$ 23 million in 2Q15, a 4% decrease compared to 2Q14, mainly due to non-recurring expenses with projects in 2Q14 and to the end of the amortization of an intangible asset recorded in connection with the acquisition of the Itaqui terminal, in Maranhão. Compared to 1Q15, sales, general and administrative expenses increased by 7% mainly due to higher personnel expenses. In 1H15, sales, general and administrative expenses totaled R$ 45 million, down 4% from 1H14.

Other operating results –In 2Q15, “Other operating results” line totaled R$ 74 million, due to expenses related to the fire accident occurred in Santos in April in the total amount of R$ 75 million, concentrated on resources used in firefighting.

EBITDA – Ultracargo’s EBITDA was negative by R$ 49 million in 2Q15, below the amount reported in 2Q14 and 1Q15, mainly due to lower average storage and expenses related to the fire accident in Santos. Excluding Ultracargo’s operations in Santos, Ultracargo’s other terminals reported EBITDA of R$ 26 million, an 8% increase compared to 2Q14 and stable compared to 1QT15. In 1H15, Ultracargo reported negative EBITDA of R$ 1 million, mainly due to the impacts caused by the fire in Santos.

Extrafarma

As highlighted in “Considerations on the financial and operational information”, unless otherwise indicated, Extrafarma information for 1H14 refers to the months from February to June.

Operational performance – Extrafarma ended 2Q15 with 234 drugstores in the North and Northeast regions of Brazil, an increase of 31 drugstores (15%) compared to the end of 2Q14. By the end of 2Q15, 14% of the drugstores were under 1 year of operation, the same percentage reported in 2Q14. There was an increase of 8 drugstores (4%) compared to 1Q15.

Extrafarma – Number of stores and maturation profile

Gross revenues – Extrafarma’s gross revenues totaled R$ 359 million in 2Q15, a 17% increase compared to 2Q14, mainly due to the increase in gross revenues in retail segment resulting from the increased average number of drugstores and the 12% increase in same store sales, due to the maturation of drugstores, and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED). Compared to 1Q15, Extrafarma’s gross revenues increased by 6% due to the annual adjustment in the prices mentioned above. In 1H15, Extrafarma’s gross revenues totaled R$ 697 million, up 40% over 1H14.

Cost of goods sold and gross profit – Extrafarma’s cost of goods sold totaled R$ 233 million in 2Q15, up 16% over 2Q14, mainly as a result of increased sales and the annual adjustment in the prices of medicines set by the CMED. In 2Q15, Extrafarma’s gross profit reached R$ 105 million, up 15% over 2Q14, mainly due to the growth in gross revenues in the retail segment. Compared to 1Q15, cost of goods sold and gross profit increased by 5% and 8%, respectively, mainly due to adjustment in the prices of medicines authorized by CMED. In 1H15, Extrafarma’s cost of goods sold totaled R$ 455 million, up 40% over 1H14, while gross profit increased by 36%, amounting R$ 202 million.

Sales, general and administrative expenses – Extrafarma’s sales, general and administrative expenses amounted to R$ 103 million in 2Q15, up 26% over 2Q14, mainly due to (i) the 15% increase in the number of drugstores, (ii) the beginning of the operation of the new distribution center of Ceará, (iii) the increases on unit expenses with personnel and (iv) the inclusion of expenses for the structuring for a more accelerated growth. Compared to 1Q15, sales, general and administrative expenses increased by 6% due to higher personnel expenses, resulting from collective wage increase agreement and the opening of new drugstores. In 1H15, Extrafarma’s sales, general and administrative expenses totaled R$ 200 million, up 54% over 1H14.

EBITDA – Extrafarma’s EBITDA in 2Q15 amounted to R$ 9 million, a 38% decrease as compared to 2Q14, due to the inclusion of expenses for the structuring for a more accelerated growth, including the start up of the new distribution center of Ceará, the benefits of which shall be produced in the coming years. Compared to 1Q15, the EBITDA increased by 75% due to the seasonality effects between periods. In 1H15, Extrafarma’s EBITDA totaled R$ 14 million, 43% lower than that in 1H14.

Ultrapar

Net sales and services – Ultrapar’s consolidated net sales and services in 2Q15 increased by 11% compared to 2Q14, reaching R$ 18,511 million, due to the revenues growth in Ipiranga, Oxiteno, Ultragaz and Extrafarma. Compared with 1Q15, net sales and services increased by 6%, mainly due to the seasonality between periods. In 1H15, Ultrapar’s net sales and services increased by 10% compared with 1H14, totaling R$ 35,914 million.

EBITDA – In a period of deceleration of economic indicators, Ultrapar’s consolidated EBITDA totaled R$ 846 million in 2Q15, up 13% over 2Q14, mainly due to the EBITDA growth in Ipiranga and Oxiteno, partially offset by the decrease in Ultracargo’s EBITDA resulting from the fire accident occurred in Santos. Additionally, in 2Q15, the company recorded non-recurring gains of (i) R$ 14 million, in connection with the Extrafarma transaction, related to the difference between the final adjustment of working capital and net indebtedness and the amount previously registered on December 31, 2014 and (ii) R$ 16 million related to a lawsuit for the use of trademark decided favorably to Ultrapar. Excluding expenses related to the fire in Santos and the non-recurring gains mentioned above, Ultrapar’s EBITDA would have grown 19% compared to 2Q14. Compared to 1Q15, the EBITDA decreased 14%, mainly due to the movements in the domestic and foreign market of fuels which created opportunities to import products and temporary benefits of inventory gains for Ipiranga in 1Q15. In 1H15, Ultrapar’s EBITDA totaled R$ 1,832 million, up 26% compared to 1H14.

EBITDA (R$ million)

Depreciation and amortization – Total depreciation and amortization costs and expenses in 2Q15 amounted to R$ 242 million, a 12% increase over 2Q14, as a result of investments made during the last 12 months, especially in the expansion of Ipiranga’s service station network and related logistics infrastructure. Compared to 1Q15, total depreciation and amortization costs and expenses increased 2%. In 1H15, total depreciation and amortization costs and expenses amounted to R$ 478 million, 11% higher than in1H14.

Financial results – Ultrapar’s net debt at the end of June 2015 was R$ 5.0 billion (1.4 times LTM EBITDA), compared to R$ 4.1 billion in June 2014 (1.3 times LTM EBITDA). In 2Q15, Ultrapar reported net financial expense of R$ 127 million, R$ 29 million above the net financial expense in 2Q14, mainly as a result of (i) higher interest rates and (ii) increased net debt, in line with the growth of the company. Compared to 1Q15, net financial expense decreased R$ 54 million, mainly as a result of foreign exchange rate effects in 1Q15. In 1H15, Ultrapar reported net financial expense of R$ 308 million, R$ 95 million higher than the net financial expense in 1H14.

Net earnings – Net earnings in 2Q15 amounted to R$ 331 million, up 10% over 2Q14, mainly due to the EBITDA growth between periods. Compared to 1Q15, net earnings decreased by 14%. In 1H15, Ultrapar reported net earnigs of R$ 718 million, 30% above that in 1H14.

Investments – Total investments, net of disposals and repayments, amounted to R$ 328 million in 2Q15, allocated as follows:

•	At Ipiranga, R$ 198 million were invested, mainly in the expansion and maintenance of the service stations network and franchises.

•	At Oxiteno, R$ 31 million were invested, mainly in the maintenance of its production units.

•	At Ultragaz, R$ 55 million were invested, mainly in new clients in the bulk segment and LPG bottles segments.

•	Ultracargo invested R$ 3 million, mainly in maintenance of terminals.

•	At Extrafarma, R$ 16 million were invested, mainly towards the opening of new drugstores and information systems.

R$ million	2Q15	2015	Total investments, net of disposals and repayments (R$ million)
Additions to fixed and intangible assets
Ipiranga	198	263
Oxiteno	31	47
Ultragaz	55	121
Ultracargo	3	6
Extrafarma	16	31
Total — additions to fixed and intangible assets¹	310	480
Financing to clients² – Ipiranga	(2)	(13)
Acquisition (disposal) of equity interest	20	20
Total investments, net of disposals and repayments	328	487
¹	Includes the consolidation of corporate IT
²	Financing to clients is included as working capital in the Cash Flow Statement

Ultrapar in capital markets

Ultrapar’s average daily trading volume in 2Q15 was R$ 134 million, 66% higher than the daily average of R$ 81 million in 2Q14, considering the combined trading volumes on the BM&FBOVESPA and the NYSE. Ultrapar’s share price closed 2Q15 quoted at R$ 65.70/share on the BM&FBOVESPA, with an appreciation of 1% in the quarter, while the Ibovespa index rose by 4% in the same period. At the NYSE, Ultrapar’s shares appreciated by 4% in 2Q15, while the Dow Jones index depreciated by 1%. Ultrapar closed 2Q15 with a market value of R$ 37 billion, up 25% over 2Q14.

Performance of UGPA3 vs. Ibovespa—2Q15

(Base 100)

Average daily trading volume

(R$ million)

Outlook

Although the economic environment remains challenging, the performance of the second quarter reaffirms our growth trend for 2015 and in the long run, based on the characteristics of our businesses and on the consistent planning and execution of our initiatives and strategy. At Ipiranga, strong and consistent investments to expand its service stations network and its related logistics infrastructure, focused on North, Northeast and Midwest regions of Brazil, will continue to leverage the benefits from the growth of the vehicle fleet in Brazil and the reduction of gray market. Additionally, the company will continue to develop its differentiation initiatives, based on increasing the offer of products, services and convenience, to further increase customer loyalty and expand the number of clients, who are offered higher value-added products and services, while the reseller is provided with an additional source of revenue and differentiated positioning, thus maximizing the profitability of the chain as a whole, including Ipiranga’s. Oxiteno will continue to focus on innovation, with the development of new products, and will act to maximize the benefits from the maturation of investments in production capacity expansion in Brazil in a more favorable foreign exchange rate scenario. Ultragaz will continue focused on obtaining the benefits from the investments in capturing new customers and on managing costs and expenses constantly. Ultracargo’s priority continues to be the clarification and management of the impacts derived from the accident in Santos, without taking its eyes from the opportunities from the growing demand for liquid bulk storage in Brazil. At Extrafarma, we will continue focused on the more accelerated expansion of the company throughout 2015.

Forthcoming events

Conference call / Webcast: August 7, 2015

Ultrapar will be holding a conference call for analysts on August 7, 2015 to comment on the company’s performance in the second quarter of 2015 and outlook. The presentation will be available for download on the company’s website 30 minutes prior to the conference call.

Brazilian: 10:00 a.m. (US EST)

Telephone for connection: +55 11 2188 0155

Code: Ultrapar

International: 11:30 a.m. (US EST)

Participants in the US: +1 877 317 6776

Participants in Brazil: 0800 891 0015

Participants in other countries: +1 412 317 6776

Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

r

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company’s management. Words such as: “believe”, “expect”, “plan”, “strategy”, “prospects”, “envisage”, “estimate”, “forecast”, “anticipate”, “may” and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and market information

Financial focus	2Q15	2Q14	1Q15	1H15	1H14
EBITDA margin Ultrapar	4.6%	4.5%	5.7%	5.1%	4.5%
Net margin Ultrapar	1.8%	1.8%	2.2%	2.0%	1.7%
Focus on human resources	2Q15	2Q14	1Q15	1H15	1H14
Number of employees – Ultrapar	14,307	13,449	14,030	14,307	13,449
Number of employees – Ultragaz	3,628	3,632	3,643	3,628	3,632
Number of employees – Ipiranga	2,789	2,712	2,748	2,789	2,712
Number of employees – Oxiteno	1,799	1,828	1,793	1,799	1,828
Number of employees – Ultracargo	605	619	603	605	619
Number of employees – Extrafarma	5,032	4,225	4,797	5,032	4,225
Focus on capital markets	2Q15	2Q14	1Q15	1H15	1H14
Number of shares (000)	556,405	556,405	556,405	556,405	556,405
Market capitalization¹ – R$ million	38,275	30,627	31,596	34,798	29,965
BM&FBOVESPA	2Q15	2Q14	1Q15	1H15	1H14
Average daily volume (shares)	1,500,007	1,158,987	1,672,939	1,586,473	1,202,424
Average daily volume (R$ 000)	103,279	63,763	95,301	99,290	64,753
Average share price (R$/share)	68.9	55.0	57.0	62.6	53.9
NYSE	2Q15	2Q14	1Q15	1H15	1H14
Quantity of ADRs² (000 ADRs)	30,604	33,042	30,612	30,604	33,042
Average daily volume (ADRs)	441,078	304,209	449,955	445,445	323,691
Average daily volume (US$ 000)	9,840	7,523	8,772	9,315	7,603
Average share price (US$/ADR)	22.3	24.7	19.5	20.9	23.5
Total	2Q15	2Q14	1Q15	1H15	1H14
Average daily volume (shares)	1,941,085	1,463,196	2,122,894	2,031,918	1,526,115
Average daily volume (R$ 000)	133,528	80,541	120,549	127,079	82,189

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for Oxiteno’s margins on page 21, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations—Ultrapar Participações S.A.

+55 11 3177 7014

invest@ultra.com.br

www.ultra.com.br

[1]	Calculated based on the weighted average price in the period.
[2]	1 ADR = 1 common share.

ULTRAPAR

CONSOLIDATED BALANCE SHEET

In millions of Reais

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2015	2014	2015
ASSETS
Cash, cash equivalents and financial investments	3,258.7	3,350.0	3,798.6
Trade accounts receivable	2,863.6	2,374.8	2,819.2
Inventories	2,367.9	1,980.2	2,347.3
Taxes	635.9	527.7	642.0
Other	192.2	126.7	175.5

Total Current Assets	9,318.2	8,359.3	9,782.6

Investments	99.7	65.4	80.4
Property, plant and equipment and intangibles	8,328.3	7,827.5	8,274.6
Financial investments	226.0	70.0	220.8
Trade accounts receivable	145.3	128.4	146.2
Deferred income tax	514.7	401.8	494.7
Escrow deposits	719.8	671.4	707.0
Other	189.7	175.4	227.3

Total Non-Current Assets	10,223.4	9,340.0	10,151.1

TOTAL ASSETS	19,541.7	17,699.4	19,933.7

LIABILITIES
Loans, financing and debentures	2,002.8	2,409.1	2,746.3
Suppliers	958.3	874.0	1,123.7
Payroll and related charges	297.9	240.9	241.1
Taxes	289.1	205.0	280.1
Other	191.7	170.9	180.1

Total Current Liabilities	3,739.8	3,899.9	4,571.3

Loans, financing and debentures	6,465.5	5,105.2	6,231.7
Provision for contingencies	645.0	647.0	628.0
Post-retirement benefits	116.7	107.0	112.7
Other	469.1	344.6	503.2

Total Non-Current Liabilities	7,696.2	6,203.8	7,475.5

TOTAL LIABILITIES	11,436.0	10,103.7	12,046.8

STOCKHOLDERS’ EQUITY
Capital	3,838.7	3,838.7	3,838.7
Reserves	3,722.0	3,238.7	3,722.9
Treasury shares	(270.4)	(111.5)	(205.2)
Others	789.0	603.4	500.2
Non-controlling interest	26.4	26.4	30.3

Total shareholders’ equity	8,105.7	7,595.7	7,886.8

TOTAL LIAB. AND STOCKHOLDERS’ EQUITY	19,541.7	17,699.4	19,933.7

Cash and financial investments	3,484.7	3,419.9	4,019.4
Debt	(8,468.3)	(7,514.4)	(8,978.1)

Net cash (debt)	(4,983.6)	(4,094.5)	(4,958.7)

ULTRAPAR

CONSOLIDATED INCOME STATEMENT

In millions of Reais (except per share data)

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2015	2014	2015	2015	2014
Net sales and services	18,510.7	16,667.2	17,403.6	35,914.3	32,614.1
Cost of sales and services	(16,968.0)	(15,367.4)	(15,821.5)	(32,789.6)	(30,042.3)

Gross profit	1,542.7	1,299.8	1,582.1	3,124.8	2,571.8
Operating expenses
Selling	(613.6)	(522.8)	(584.2)	(1,197.8)	(1,027.6)
General and administrative	(309.6)	(260.8)	(288.0)	(597.6)	(564.7)
Other operating income (expenses), net	(21.2)	21.6	21.5	0.3	41.6
Income from sale of assets	2.4	(0.3)	22.3	24.6	6.7

Operating income	600.6	537.5	753.6	1,354.2	1,027.8
Financial results
Financial income	99.7	80.8	103.5	203.2	171.3
Financial expenses	(226.9)	(179.4)	(284.7)	(511.6)	(384.6)
Equity in earnings (losses) of affiliates	3.4	(3.1)	(2.9)	0.5	(5.6)

Income before income and social contribution taxes	476.9	435.9	569.5	1,046.4	808.8

Provision for income and social contribution taxes
Current	(223.9)	(153.7)	(160.9)	(384.8)	(306.6)
Deferred	56.4	(0.3)	(37.6)	18.8	15.5
Benefit of tax holidays	21.7	19.6	15.7	37.3	33.0

Net Income	331.1	301.4	386.6	717.7	550.7

Net income attributable to:
Shareholders of Ultrapar	328.6	299.1	384.9	713.4	546.0
Non-controlling shareholders of the subsidiaries	2.5	2.3	1.7	4.3	4.7
EBITDA	845.8	750.9	986.6	1,832.3	1,452.9
Depreciation and amortization	241.7	216.4	235.9	477.6	430.7
Total investments, net of disposals and repayments¹	328.5	263.9	158.4	486.9	386.8
RATIOS
Earnings per share - R$	0.60	0.54	0.70	1.30	1.00
Net debt / Stockholders’ equity	0.61	0.54	0.63	0.61	0.54
Net debt / LTM EBITDA	1.41	1.34	1.44	1.41	1.34
Net interest expense / EBITDA	0.15	0.13	0.18	0.17	0.15
Gross margin	8.3%	7.8%	9.1%	8.7%	7.9%
Operating margin	3.2%	3.2%	4.3%	3.8%	3.2%
EBITDA margin	4.6%	4.5%	5.7%	5.1%	4.5%

[1]	Does not include association with Extrafarma

ULTRAPAR

CONSOLIDATED CASH FLOW STATEMENT

In millions of Reais

	JAN - JUN
	2015	2014
Cash Flows from (used in) operating activities	775.1	586.9
Net income	717.7	550.7
Depreciation and amortization	477.6	430.7
Working capital	(893.7)	(426.9)
Financial expenses (A )	725.1	286.0
Deferred income and social contribution taxes	(18.8)	(15.5)
Income from sale of assets	(24.6)	(6.7)
Cash paid for income and social contribution taxes	(244.2)	(212.3)
Other (B)	36.1	(19.0)
Cash Flows from (used in) investing activities	(500.2)	(401.6)
Additions to fixed and intangible assets, net of disposals	(480.1)	(388.1)
Acquisition and sale of equity investments	(20.1)	(13.5)
Cash Flows from (used in) financing activities	(1,190.3)	(318.2)
Debt raising	1,445.2	1,071.7
Amortization of debt	(1,482.3)	(524.8)
Interest paid	(585.9)	(465.4)
Payment of financial lease	(2.7)	(2.7)
Shares acquired by the Company kept in treasury	(168.2)	—
Related parties	—	—
Dividends paid (C)	(396.3)	(394.8)
Other (D)	—	(2.3)
Net increase (decrease) in cash and cash equivalents	(915.5)	(132.9)
Cash from subsidiaries acquired	—	9.1
Cash and cash equivalents at the beginning of the period (E)	4,400.1	3,543.7

Cash and cash equivalents at the end of the period (E)	3,484.7	3,419.9

Supplemental disclosure of cash flow information
Extrafarma - capital increase with the merger of shares and subscription warrants (F)	—	749.3
Extrafarma - gross debt assumed at the closing (F)	—	207.9

(A)	Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.
(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Corresponds to the transaction cost for the issuance of shares in 2014.
(E)	Includes cash, cash equivalents and short and long term financial investments.
(F)	As a result of the association with Extrafarma. For more information, see Note 3.a and Note 22 to our Interim Financial Information for 2Q14.

IPIRANGA

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2015	2014	2015
OPERATING ASSETS
Trade accounts receivable	2,036.6	1,652.4	2,018.5
Trade accounts receivable - noncurrent portion	117.2	100.3	117.8
Inventories	1,498.3	1,167.5	1,492.5
Taxes	296.4	227.9	280.3
Other	288.9	258.9	296.4
Property, plant and equipment, intangibles and investments	3,705.1	3,333.4	3,650.6
TOTAL OPERATING ASSETS	7,942.4	6,740.4	7,856.1

OPERATING LIABILITIES
Suppliers	647.7	582.7	816.1
Payroll and related charges	79.3	71.3	60.4
Post-retirement benefits	103.0	97.9	100.1
Taxes	90.1	70.9	107.5
Provision for contingencies	111.2	139.5	109.9
Other accounts payable	176.7	160.2	150.0
TOTAL OPERATING LIABILITIES	1,208.0	1,122.6	1,344.0

IPIRANGA

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2015	2014	2015	2015	2014
Net sales	15,975.4	14,473.4	15,118.3	31,093.7	28,395.0
Cost of sales and services	(15,072.9)	(13,643.8)	(14,096.8)	(29,169.7)	(26,737.0)
Gross profit	902.5	829.6	1,021.5	1,924.0	1,658.0
Operating expenses
Selling	(349.8)	(324.1)	(352.7)	(702.5)	(651.3)
General and administrative	(152.0)	(133.2)	(143.6)	(295.7)	(288.4)
Other operating income (expenses), net	22.2	17.9	20.2	42.4	35.7
Income from sale of assets	2.7	1.5	23.8	26.5	5.6
Operating income	425.6	391.6	569.1	994.8	759.7
Equity in earnings (losses) of affiliates	0.8	0.5	0.2	1.1	0.6
EBITDA	575.7	521.2	714.5	1,290.2	1,019.8
Depreciation and amortization	149.2	129.0	145.2	294.4	259.5
RATIOS
Gross margin (R$/m3)	140	132	167	153	134
Operating margin (R$/m3)	66	62	93	79	61
EBITDA margin (R$/m3)	89	83	117	103	83
EBITDA margin (%)	3.6%	3.6%	4.7%	4.1%	3.6%

OXITENO

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2015	2014	2015
OPERATING ASSETS
Trade accounts receivable	479.1	410.4	451.2
Inventories	579.8	566.8	558.7
Taxes	106.1	116.0	105.1
Other	120.3	106.8	119.7
Property, plant and equipment, intangibles and investments	1,695.6	1,649.8	1,717.8

TOTAL OPERATING ASSETS	2,980.9	2,849.7	2,952.4

OPERATING LIABILITIES
Suppliers	156.0	150.0	129.3
Payroll and related charges	85.1	60.4	65.9
Taxes	39.0	26.5	33.1
Provision for contingencies	98.0	91.3	97.2
Other accounts payable	25.3	17.8	24.7

TOTAL OPERATING LIABILITIES	403.3	345.9	350.3

OXITENO

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2015	2014	2015	2015	2014
Net sales	1,011.7	813.4	852.8	1,864.4	1,653.6
Cost of goods sold
Variable	(564.3)	(534.0)	(486.6)	(1,050.9)	(1,062.9)
Fixed	(86.7)	(67.8)	(84.2)	(170.9)	(144.9)
Depreciation and amortization	(32.4)	(31.1)	(31.4)	(63.8)	(60.7)
Gross profit	328.3	180.5	250.5	578.8	385.3
Operating expenses
Selling	(84.2)	(58.2)	(71.6)	(155.8)	(119.6)
General and administrative	(78.4)	(58.6)	(68.5)	(147.0)	(126.1)
Other operating income (expenses), net	(1.2)	(0.0)	(0.0)	(1.3)	(0.3)
Income from sale of assets	0.1	0.1	0.2	0.3	0.1
Operating income	164.5	63.7	110.6	275.1	139.4
Equity in earnings (losses) of affiliates	2.6	0.2	(1.0)	1.6	0.3
EBITDA	203.0	98.5	144.6	347.6	207.2
Depreciation and amortization	35.9	34.6	35.0	70.8	67.5
RATIOS
Gross margin (R$/ton)	1,705	948	1,431	1,574	1,011
Gross margin (US$/ton)	555	425	500	530	440
Operating margin (R$/ton)	854	335	631	748	366
Operating margin (US$/ton)	278	150	220	252	159
EBITDA margin (R$/ton)	1,054	517	826	945	543
EBITDA margin (US$/ton)	343	232	288	319	237

ULTRAGAZ

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2015	2014	2015
OPERATING ASSETS
Trade accounts receivable	204.2	182.3	198.6
Trade accounts receivable - noncurrent portion	27.8	27.8	28.1
Inventories	61.7	59.0	56.1
Taxes	49.1	41.2	45.3
Escrow deposits	193.0	175.2	187.2
Other	51.0	40.6	45.4
Property, plant and equipment, intangibles and investments	832.0	754.5	812.0

TOTAL OPERATING ASSETS	1,418.6	1,280.5	1,372.6

OPERATING LIABILITIES
Suppliers	37.6	40.9	41.3
Payroll and related charges	84.8	74.4	68.6
Taxes	6.8	5.6	6.3
Provision for contingencies	93.7	86.4	91.5
Other accounts payable	30.1	25.9	26.3

TOTAL OPERATING LIABILITIES	252.9	233.2	234.0

ULTRAGAZ

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2015	2014	2015	2015	2014
Net sales	1,122.0	1,011.2	1,037.9	2,159.9	1,940.4
Cost of sales and services	(953.4)	(865.0)	(882.6)	(1,836.0)	(1,663.4)
Gross profit	168.6	146.3	155.3	323.9	277.1
Operating expenses
Selling	(91.7)	(70.6)	(76.3)	(168.0)	(143.7)
General and administrative	(39.4)	(34.2)	(38.9)	(78.2)	(68.7)
Other operating income (expenses), net	0.9	(0.0)	(0.2)	0.8	1.0
Income from sale of assets	(0.5)	(2.0)	(1.8)	(2.3)	1.4
Operating income	38.0	39.4	38.2	76.2	67.1
Equity in earnings (losses) of affiliates	(0.1)	(0.0)	(0.0)	(0.1)	(0.0)
EBITDA	72.8	73.4	72.3	145.1	134.4
Depreciation and amortization	34.9	34.0	34.2	69.0	67.3
RATIOS
Gross margin (R$/ton)	392	341	385	389	338
Operating margin (R$/ton)	88	92	95	91	82
EBITDA margin (R$/ton)	169	171	179	174	164

ULTRACARGO

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2015	2014	2015
OPERATING ASSETS
Trade accounts receivable	25.6	31.0	32.6
Inventories	2.6	1.8	2.2
Taxes	9.9	10.4	9.8
Other	32.2	19.7	26.0
Property, plant and equipment, intangibles and investments	905.6	934.5	913.8
TOTAL OPERATING ASSETS	976.0	997.5	984.5

OPERATING LIABILITIES
Suppliers	17.5	9.6	8.9
Payroll and related charges	14.5	13.2	17.6
Taxes	5.9	5.5	5.9
Provision for contingencies	12.7	11.1	11.6
Other accounts payable¹	41.1	43.8	41.9
TOTAL OPERATING LIABILITIES	91.7	83.2	86.0

¹	Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui

ULTRACARGO

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2015	2014	2015	2015	2014
Net sales	73.4	87.7	92.3	165.7	173.3
Cost of sales and services	(35.4)	(35.6)	(34.7)	(70.0)	(70.5)
Gross profit	38.0	52.1	57.7	95.7	102.7
Operating expenses
Selling	(1.4)	(4.0)	(2.0)	(3.4)	(7.9)
General and administrative	(21.9)	(20.3)	(19.9)	(41.8)	(39.2)
Other operating income (expenses), net	(74.1)	2.8	1.4	(72.6)	4.4
Income from sale of assets	(0.0)	0.0	(0.0)	(0.0)	(0.6)
Operating income	(59.4)	30.7	37.2	(22.2)	59.4
Equity in earnings (losses) of affiliates	0.2	0.3	0.1	0.3	0.5
EBITDA	(48.8)	43.3	47.7	(1.1)	84.6
Depreciation and amortization	10.4	12.3	10.4	20.8	24.6
RATIOS
Gross margin	52%	59%	62%	58%	59%
Operating margin	-81%	35%	40%	-13%	34%
EBITDA margin	-67%	49%	52%	-1%	49%

EXTRAFARMA

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	JUN	MAR	JUN
	2015	2014	2015
OPERATING ASSETS
Trade accounts receivable	123.6	101.3	121.4
Inventories	225.4	185.2	237.7
Taxes	63.9	29.0	59.6
Other	12.1	9.1	10.6
Property, plant and equipment, intangibles and investments	125.9	64.5	115.6

TOTAL OPERATING ASSETS	550.9	389.2	544.8

OPERATING LIABILITIES
Suppliers	102.4	91.8	127.5
Payroll and related charges	34.1	21.3	28.4
Taxes	10.7	8.7	11.2
Provision for contingencies	55.5	46.3	54.8
Other accounts payable	16.1	22.1	17.0

TOTAL OPERATING LIABILITIES	218.8	190.2	238.8

EXTRAFARMA

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN¹
	2015	2014	2015	2015	2014
Gross revenues	358.9	307.9	337.7	696.6	497.8
Sales returns, discounts and taxes	(20.4)	(15.0)	(19.2)	(39.5)	(24.0)
Net sales	338.6	292.9	318.5	657.1	473.8
Cost of sales and services	(233.3)	(201.6)	(221.5)	(454.8)	(325.2)
Gross profit	105.3	91.3	97.0	202.3	148.6
Operating expenses	(102.8)	(81.3)	(97.1)	(199.9)	(130.0)
Other operating income (expenses), net	1.1	0.9	(0.0)	1.1	0.8
Income from sale of assets	(0.0)	0.1	0.1	0.1	0.1
Operating income	3.5	11.0	0.0	3.6	19.5
Equity in earnings (losses) of affiliates	–	–	–	–	–
EBITDA	8.9	14.3	5.1	14.1	24.8
Depreciation and amortization	5.4	3.4	5.1	10.5	5.3
RATIOS²
Gross margin (%)	29%	30%	29%	29%	30%
Operating margin (%)	1%	4%	0%	1%	4%
EBITDA margin (%)	2%	5%	2%	2%	5%

¹	Relative to the months of February to June 2014
[2]	Calculated based on gross revenues

ULTRAPAR PARTICIPAÇÕES S/A

LOANS

In millions of Reais - IFRS

LOANS	Balance in June/2015[1]
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index / Currency	Weighted average interest rate (% p.y.)[2]	Maturity
Foreign Currency
Notes	–	–	776.4	–	–	–	776.4	US$	+7.3	2015
Foreign loan[3]	712.5	–	–	–	–	–	712.5	US$+ LIBOR	+0.6	2015 to 2017
Foreign loan[5]	217.9	–	–	–	–	–	217.9	US$	+2.0	2017
Advances on foreign exchange contracts	–	195.1	–	–	–	–	195.1	US$	+1.2	< 359 days
Foreign loan	–	185.0	–	–	–	–	185.0	US$+ LIBOR	+1.0	2017
Financial institutions	–	124.4	–	–	–	–	124.4	US$	+2.8	2015 to 2017
Financial institutions	–	62.1	–	–	–	–	62.1	US$+ LIBOR	+2.0	2016 to 2017
Financial institutions	–	33.7	–	–	–	–	33.7	MX$+ TIIE	+1.0	2015 to 2016
BNDES	4.5	18.0	7.2	–	–	–	29.6	US$	+6.0	2015 to 2020
Foreign currency advances delivered	–	16.0	–	–	–	–	16.0	US$	+1.1	< 57 days
Subtotal	934.9	634.2	783.6	–	–	–	2,352.7
Local Currency
Banco do Brasil floating rate	2,934.3	–	–	–	–	–	2,934.3	CDI	105.0	2016 to 2019
Debentures – 1st and 2nd issuances IPP	1,411.2	–	–	–	–	–	1,411.2	CDI	107.9	2017 to 2018
Debentures – 5th issuance	–	–	–	–	–	830.0	830.0	CDI	108.3	2018
BNDES	163.1	84.4	148.0	67.8	–	–	463.3	TJLP	+2.5	2015 to 2021
Export Credit Note floating rate	–	158.6	–	–	–	–	158.6	CDI	101.5	2018
Banco do Nordeste do Brasil	–	39.7	–	35.8	–	–	75.6	R$	+8.5	2015 to 2021
Research and projects financing (FINEP)	26.6	41.7	–	–	–	–	68.2	R$	+4.0	2015 to 2021
BNDES	47.0	4.9	6.3	1.1	1.4	–	60.5	R$	+4.7	2015 to 2022
Financial leasing	–	–	46.4	–	–	–	46.4	IGPM	+5.6	2015 to 2031
Export Credit Note[4]	–	26.2	–	–	–	–	26.2	R$	+8.0	2016
Research and projects financing (FINEP)	2.4	2.7	3.5	–	–	–	8.6	TJLP	–1.3	2015 to 2023
BNDES	4.5	–	–	–	–	–	4.5	SELIC	+2.2	2015 to 2020
Working capital loan – fixed rate	–	–	–	–	2.3	–	2.3	R$	+10.4	2015 to 2016
Agency for Financing Machinery and Equipment (FINAME)	–	–	–	–	0.4	–	0.4	TJLP	+5.6	2015 to 2022
Financial leasing floating rate	–	–	–	–	0.4	–	0.4	CDI	+2.8	2015 to 2017
Financial leasing fixed rate	–	–	–	–	0.2	–	0.2	R$	+15.4	2015 to 2017
Subtotal	4,589.1	358.1	204.2	104.7	4.7	830.0	6,090.7
Unrealized losses on swaps transactions	22.5	2.2	0.1	–	–	–	24.8
Total	5,546.5	994.6	987.8	104.7	4.7	830.0	8,468.3
Composition per maturity
Up to 1 year	697.6	399.1	838.4	34.0	3.2	30.6	2,002.8
From 1 to 2 years	1,358.7	338.3	48.2	29.3	1.0	(0.3)	1,775.2
From 2 to 3 years	1,638.7	215.5	27.4	18.5	0.2	799.7	2,700.1
From 3 to 4 years	1,825.9	20.1	26.1	7.6	0.2	–	1,879.9
From 4 to 5 years	23.2	10.7	12.1	7.6	0.0	–	53.6
Thereafter	2.3	10.9	35.7	7.7	0.0	–	56.6
Total	5,546.5	994.6	987.8	104.7	4.7	830.0	8,468.3

Libor = London Interbank Offered Rate / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even / CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council). On June 30, 2015, TJLP was fixed at 6% p.a. / IGPM = General Index of Market Prices / SELIC = base interest rate set by Brazilian Central Bank

	Balance in June/2015[1]
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated
CASH AND LONG TERM INVESTMENTS	1,104.5	1,129.5	488.2	239.3	4.5	518.7	3,484.7

¹	As provided in IAS 39, transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument.
[2]	Certain loans are hedged against foreign currency and interest rate exposure (see note 22 to financial statements).
[3]	For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 103.83% of CDI on average.
[4]	For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 88.80% of CDI on average.
[5]	For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99.50% of CDI on average.

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (07/2015)

Date, Time and Location:

August 5, 2015, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

(i) Members of the Board of Directors; and (ii) member of the Fiscal Council, pursuant to the terms of paragraph 3 of article 163, of the Brazilian Corporate Law.

Decisions:

1.	After having analyzed and discussed the performance of the Company in the second quarter of the current fiscal year, the respective financial statements were approved.

2.	“Ad referendum” of the Annual General Shareholders’ Meeting that will analyze the balance sheet and financial statements of the current fiscal year, to approve the dividends distribution, to be deducted from the net income account of the current year, in the total amount of R$ 436,842,192.00 (four hundred thirty-six million, eight hundred forty-two thousand, one hundred and ninety two Reais). Holders of common shares are entitled to receive R$ 0.80 (eighty cents of Real) per share, excluding the shares held in treasury at this date.

3.	It has also been determined that dividends declared herein will be paid from August 21, 2015 onwards, without remuneration or monetary adjustment. The record date for receiving the approved dividends will be August 12, 2015 in Brazil and August 17, 2015 in the United States of America.

4.	The members of the Board of Directors ratified the agreement entered into by Ipiranga Produtos de Petróleo S.A., a wholly-owned subsidiary of the Company (“Ipiranga”), and Banco de Tokyo-Mitsubishi UFJ of a loan and related swap transaction, from dollar into Real, in the amount of USD 60,000,000.00 (sixty million dollars), with a 3-year term.

5.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all the undersigned Board Members present, as well as by the member of the Fiscal Council.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

Flavio César Maia Luz – President of the Fiscal Council

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

NOTICE TO SHAREHOLDERS

Distribution of dividends

We hereby inform that the Board of Directors of Ultrapar Participações S.A. (“Ultrapar”), at the meeting held on this date, approved the distribution of dividends, payable from the net earnings account for the fiscal year of 2015, in the amount of R$ 436,842,192.00 (four hundred and thirty-six million eight hundred and forty-two thousand one hundred and ninety-two Reais), to be paid from August 21st, 2015 onwards, without remuneration or monetary adjustment.

Holders of common shares issued by Ultrapar as of the record dates informed below will receive the dividend of R$ 0.80 per share.

The record date to establish the right to receive the dividend will be August 12th, 2015 in Brazil, and August 17th, 2015 in the United States of America. Therefore, from August 13th, 2015 onwards, the shares will be traded “ex-dividend” on both the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE).

São Paulo, August 5th, 2015.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2015

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information for the Three-Month Period Ended June 30, 2015 Report on Review of Interim Financial Information; 2Q15 Earnings release; Board of Directors Minutes and Notice to shareholders)